Exhibit 2.1

PURCHASE AGREEMENT

by and between

SERVICEMASTER GLOBAL HOLDINGS, INC.

and

RW PURCHASER LLC

Dated as of September 1, 2020

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-ii-

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Exhibits

Exhibit A: Form of Transition Services Agreement

Exhibit B: Term Sheet for Sublease

Schedules

Schedule I: Transferred Companies

Schedule II: Accounting Principles

Parent Disclosure Schedule

Purchaser Disclosure Schedule

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PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated as of September 1, 2020, is by and between ServiceMaster Global Holdings, Inc., a Delaware corporation (“Parent”), and RW Purchaser LLC, a Delaware limited liability company (“Purchaser”).

RECITALS

WHEREAS, Parent holds, directly and indirectly through certain of its Subsidiaries (together with Parent, each a “Seller,” and, collectively, the “Sellers”), the capital stock and other equity interests of the entities listed on Schedule I hereto (each of the companies listed on Schedule I, a “Transferred Company,” and, collectively, the “Transferred Companies”) and the SMAC Business;

WHEREAS, Parent desires to sell and transfer (or cause the other Sellers to sell and transfer), and Purchaser desires to purchase, all of Parent and the other Sellers’ right, title and interest in and to the capital stock and other equity interests of the Transferred Companies (the “Shares”) and the SMAC Business, for the consideration set forth in Section 2.2, subject to the terms and conditions of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

Article I

DEFINITIONS; INTERPRETATION

Section 1.1            Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any claim, action, suit, arbitration, litigation or proceeding.

“Actual Fraud” of a party shall mean an intentional and willful misrepresentation of a representation or warranty set forth in Article III or Article IV by such party that constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation).

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided, that, from and after the Closing, (a) none of the Transferred Entities shall be considered an Affiliate of Parent or any of Parent’s Affiliates and (b) neither Parent nor any of its Affiliates shall be considered an Affiliate of any Transferred Entity.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Equity Commitment Letter and the Limited Guaranty.

“Benefit Plan” shall mean each compensation or benefits plan, program or arrangement, whether written or unwritten, including any employment agreement, cash or equity-based bonus or incentive arrangement, deferred compensation, stock purchase, stock option, phantom equity, stock option or other equity based compensation, severance, retention or change in control arrangement, vacation policy, pension, profit sharing or retirement plan, or health and welfare plan, fringe benefit or any other similar employee benefit plan, program or arrangement sponsored, maintained or contributed to or by any Parent or any of its respective Affiliates for the benefit of any Business Employee or Former Business Employee, other than any plan, program or arrangement sponsored by a Governmental Entity.

“Business” shall mean the ServiceMaster Restore (restoration), ServiceMaster Recovery Management (recovery), ServiceMaster Clean (commercial cleaning), Merry Maids (residential cleaning), Furniture Medic (cabinet and furniture repair) and AmeriSpec (home inspection) businesses of Parent substantially as conducted during the six (6)-month period immediately prior to the Closing by Parent and its Subsidiaries, the SMAC Business, and businesses of Parent and its Subsidiaries listed on Section 1.1(a) of the Parent Disclosure Schedule; provided, that the “Business” shall not include any Overhead and Shared Services, any business of SMAC other than the SMAC Business, or the businesses set forth on Section 1.1(b) of the Parent Disclosure Schedule.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” shall mean (a) any Transferred Entity Employee or (b) any individual who is identified by Parent, in good faith, as an employee of Sellers or any of their Affiliates (other than the Transferred Entities) and primarily dedicated to the Business as of immediately prior to the Closing (any such employee described in this clause (b), a “Dedicated Employee”), including, in each of clause (a) and (b), any such employee who is on sick leave, military leave, vacation, holiday or short-term disability or other similar leave of absence, but excluding any such employee who is on long-term disability.

“Business Environmental Permit” shall mean any material Permit required to operate the Business or occupy and use the Business Leased Real Property under any applicable Environmental Law.

“Business Intellectual Property” shall mean the Intellectual Property Rights owned by the Transferred Entities as of the Closing and all Intellectual Property Rights included in the assets set forth on Section 1.1(d) of the Parent Disclosure Schedule.

“Business Material Adverse Effect” shall mean any event, change, development or effect that has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Transferred Entities or the Business, taken as a whole; provided, that no event, change, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect: (a) the general conditions or trends in the industries or businesses in which the Business is operated or in which any of the Transferred Entities operate, including competition in geographic, product or service areas, (b) domestic, foreign or global political, economic, regulatory, financial or capital markets conditions (including interest rates, exchange rates, tariffs, trade wars and credit markets), (c) any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening of any such conditions threatened or existing on the date of this Agreement, (d) any natural or manmade disasters, epidemics, pandemics or disease outbreaks (including COVID-19) or other acts of God, (e) compliance by the Sellers or the Transferred Entities with applicable Law (including COVID-19 Measures), (f) the failure of the Business or Parent or any of its Subsidiaries (including the Transferred Entities to meet internal, Parent, analyst, published or other projections, forecasts, guidance, estimates or budgets for any period (provided, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Business Material Adverse Effect; provided, further, that this clause (f) shall not be construed as implying that any Seller is making any representation or warranty hereunder with respect to any internal, Parent, analyst published or other projections, forecasts, guidance, estimates or budgets), (g) any action taken or omitted from being taken by or at the request or with the consent of Purchaser or that is required by this Agreement or expressly permitted by Section 5.23, (h) the execution, announcement or pendency of this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements or the terms hereof or thereof (including the identity of Purchaser or any of its Affiliates), the Sellers’ or the Transferred Entities’ compliance with or performance under the terms hereof or thereof or the announcement, pendency or consummation of the transactions contemplated hereby or thereby, including the impact thereof on the relationships, contractual or otherwise, of the Business or the Transferred Entities with employees, labor unions, works councils, financing sources, customers, franchisees, suppliers, partners, Governmental Entities or other business relationships; provided, that this clause (h) shall not apply to any representation or warranty set forth in Section 3.4 (or the condition set forth in Section 8.2(a) to the extent relating to any such representation or warranty), (i) changes in any Laws or GAAP or other applicable accounting principles or standards or any interpretations thereof, (j) any litigation relating to or resulting from this Agreement or the transactions contemplated hereby, or (k) the failure to obtain any approvals, clearances, or consents from any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, notwithstanding the foregoing, to the extent any matter referred to in the foregoing clauses (a), (b), (c) or (i) disproportionately and adversely impacts the Business, taken as a whole, as compared to other participants in the industries in which the Business operates, then the incremental disproportionate adverse effect of such matter on the Business (to the extent not otherwise excluded by the definition of Business Material Adverse Effect) may be taken into account in determining whether a Business Material Adverse Effect has occurred or is occurring.

“Business Names” shall mean the names, marks, trade dress, logos, monograms, domain names and other source or business identifiers included in the Business Intellectual Property and all names, marks, trade dress, logos, domain names and other source or business identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements. For the avoidance of doubt, the ServiceMaster Names form part of the Business Names.

“Canadian Transferred Entity” means ServiceMaster of Canada Limited.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity.

“Cash” shall mean the aggregate of all cash, cash equivalents, cash in transit, bank deposits, investment accounts, credit card receivables, certificates of deposit, marketable securities, short-term deposits and other similar cash items of the Transferred Entities, including any accrued interest and any deposited checks or other payments the Transferred Entities have received but not cleared, reduced by any outstanding checks or other payments made by the Transferred Entities that have not yet cleared.

“Cloned Benefit Plan” shall mean a Benefit Plan that constitutes an “employee welfare benefit plan “ as defined under Section 3(1) of ERISA (a “Welfare Plan”) that is, prior to the Closing, adopted or established by a Transferred Entity at the request of Purchaser a reasonable period of time prior to the Closing, solely for the benefit of Transferred Entity Employees, in substantially identical form as the corresponding Parent Benefit Plan in which such Transferred Entity Employees participated prior to the date of such adoption or establishment.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Competition Laws” shall mean the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other U.S. federal or state, or foreign or supranational Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Compliant” means, with respect to the Required Financial Information, that such Required Financial Information does not contain any untrue statement of a material fact regarding the Transferred Entities or omit to state any material fact regarding the Transferred Entities necessary in order to make such Required Financial Information, when taken as a whole, not misleading under the circumstances.

“Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of February 1, 2020, by and between Parent and Roark Capital Acquisition LLC.

“Contract” shall mean any legally binding lease, contract, license, arrangement, option, instrument or other agreement, other than a Permit.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including, the CARES Act.

“Customer Data” shall mean any and all information collected by the Transferred Entities about the Transferred Entities’ customers, including any Personal Data.

“Effective Time” shall mean 12:01 a.m. New York City time on the Closing Date.

“Environmental Condition” shall mean a condition resulting from the release of a Regulated Substance into the environment on, in, under or within any property, but does not include the presence of a Regulated Substance in locations and at concentrations that are naturally occurring.

“Environmental Laws” shall mean any Law relating to the pollution or protection of the environment, public health and safety, and natural resources, including the use, handling, transportation, treatment, storage, disposal, release or discharge of Regulated Substances.

“Environmental Liabilities” shall mean the following Liabilities arising under any Environmental Law or related to or arising out of any Environmental Condition: (a) any duty or other Liability imposed by a breach or violation of any Environmental Law, (b) any Remedial Action required by Environmental Law, (c) any bodily injury, property damage or other Liabilities of any other Person arising from any Environmental Condition or (d) any injury to, destruction of or loss of natural resources, or costs of any natural resource damage assessments arising from any Environmental Condition.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretation.

“ERISA Affiliate” means, for any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Estimated Working Capital” shall mean the estimated amount of Working Capital set forth in the Estimated Closing Statement.

“Estimated Working Capital Adjustment Amount” shall mean the amount, which may be positive or negative, equal to (a) the Estimated Working Capital minus (b) the Target Working Capital.

“Final Working Capital” shall mean the amount of Working Capital set forth in the Final Closing Statement.

“Final Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (a) the Final Working Capital minus (b) the Target Working Capital.

“Financing Entities” shall mean the parties to the Commitment Letters and any joinder agreements or credit agreements relating thereto.

“Financing Parties” shall mean the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Purchaser in lieu of the Debt Financing under the Commitment Letters, in connection with the Sale, including the Financing Entities and their respective representatives and successors and assigns; provided, that neither Purchaser nor any Affiliate of Purchaser shall be a Financing Party.

“Former Business Employee” shall mean each individual (a) who was an employee of a Transferred Entity (other than any individual who was an employee of a Transferred Entity who did not primarily provide services to the Business as of immediately prior to his or her last day of employment) and as of the Closing is no longer employed by a Transferred Entity or Parent or any of its Affiliates (other than a Transferred Entity) or (b) who was an employee of Sellers or any of their Affiliates (other than the Transferred Entities) who separated from employment with such Seller or Affiliate on or prior to the Closing and was primarily dedicated to the Business as of immediately prior to his or her separation from employment.

“Franchise” shall mean any grant by any member of the Parent Group to any Person of the right to engage in or carry on a business, or to sell or offer to sell any product or service, under or in association with any trademark, which constitutes a “franchise,” as that term is defined under (i) the FTC Rule, regardless of the jurisdiction in which the franchised business is located or operates or (ii) the franchise law applicable in the jurisdiction in which the franchised business is located or operates, if any.

“Franchise Agreements” shall mean any Contract pursuant to which any member of the Parent Group grants or has granted any Franchise or the right or option (whether or not subject to certain conditions or qualifications) to acquire, develop or operate any Franchise, under any Franchise Systems. Without limiting the foregoing, Franchise Agreement includes area development agreements, area license or franchise agreements, multi-unit license or franchise agreements, master license or franchise agreements, area representative agreements, or any other form of agreement granting the right or option to develop, operate or acquire a Franchise in any location, area or country, including any addenda, amendments, waivers, extensions, renewals, side letters or other modifications, and any guarantees or instruments in favor of a member of the Parent Group related to any of the foregoing.

“Franchise Systems” means the franchise networks or systems owned or operated by members of the Parent Group that are parties to Franchise Agreements under the primary brand names and service marks: ServiceMaster Clean, ServiceMaster Restore, ServiceMaster Recovery Management, Merry Maids, Furniture Medic and AmeriSpec.

“FTC Rule” means the Federal Trade Commission trade regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 C.F.R Section 436.1 et seq.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state, provincial, municipal or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean, without duplication: (a) any indebtedness for borrowed money of any Transferred Entity, whether current, short-term or long-term, secured or unsecured, whether evidenced by bonds (other than letters of credit, surety bonds or bank guarantees), notes or debentures, including any accrued but unpaid interest thereon, (b) any obligations of any Transferred Entity in respect of letters of credit, surety bonds or bank guarantees, in each case to the extent funds have been drawn and are payable thereunder, (c) any payroll Tax obligations of a Transferred Entity which are deferred to a future period under the CARES Act, (d) any Pre-Closing Income Taxes unpaid as of the Closing Date, (e) any obligations of any Transferred Entity in respect of the deferred purchase price of property or other assets (including any “earn-out” or similar payments) to the extent not included in Working Capital and excluding accounts payable arising in the ordinary course of business, (f) finance lease obligations that would be recognized as such using the same accounting principles, policies, judgments and methodology used to prepare the Interim Financial Statements, and (g) the cumulative underspend of the National Advertising Funds of the Franchise Systems less any contributions due from the franchise network ; provided, that Indebtedness shall not include any intercompany indebtedness owing by one Transferred Entity to another Transferred Entity or operating lease obligations recognized under ASC 842. In the case of any such Indebtedness denominated in a currency other than U.S. dollars (“Foreign Indebtedness”), such Foreign Indebtedness shall be valued in U.S. dollars at the applicable exchange rate in effect at the Effective Time.

“Intellectual Property Rights” shall mean any and all common law or statutory rights anywhere in the world arising under or associated with any of the following, whether registered or unregistered: (a) patents, patent applications, statutory invention registrations, registered designs and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions (“Patents”); (b) trademarks, trademark applications, service marks, trade dress, trade names, logos and other designations of origin (“Marks”); (c) domain names, uniform resource locators, Internet Protocol addresses, social media handles and other names, identifiers, and locators associated with Internet addresses, sites and services (“Internet Properties”); (d) copyrights, applications and registrations therefor, and any other equivalent rights in works of authorship (including rights in software as a work of authorship) and any other related rights of authors (“Copyrights”); (e) trade secrets and industrial secret rights, and rights in know-how, data, and confidential or proprietary business or technical information that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”); (and (f) other similar or equivalent intellectual property rights anywhere in the world.

“Interim Financial Statements” shall mean the Interim Transferred Entity Financial Statements or Interim SMB Financial Statements.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge of Parent” shall mean the actual knowledge of the Persons listed on Section 1.1(c) of the Parent Disclosure Schedule (following reasonable inquiry by each such Person of his or her direct reports).

“Knowledge of Purchaser” shall mean the actual knowledge of the Persons listed on Section 1.1(a) of the Purchaser Disclosure Schedule (following reasonable inquiry).

“Law” shall mean any federal, state, provincial, local, municipal, foreign or supranational law, statute, regulation, ordinance, rule, Order or decree by any Governmental Entity.

“Liability” shall mean all obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements.

“Liens” shall mean all liens, pledges, charges, claims, security interests or other encumbrances.

“Losses” shall mean all losses, damages, penalties, liabilities, fines, costs and expenses (including reasonable attorneys’ fees), actually incurred or suffered by a Parent Indemnified Party or a Purchaser Indemnified Party, as applicable, in each case excluding the items set forth in Section 10.7.

“Net Indebtedness” shall mean an amount, which may be positive or negative, equal to (a) the aggregate Indebtedness of the Transferred Entities minus (b) the aggregate Cash of the Transferred Entities, in each case as of the Effective Time.

“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, award or decree issued by any Governmental Entity.

“Overhead and Shared Services” shall mean any ancillary or corporate shared services that are furnished by or on behalf of Parent or any of its Subsidiaries to both the Business and any other business of Parent or its Subsidiaries, including financial reporting, tax, treasury, insurance, corporate development, legal, investor relations, internal audit, travel, human resources, ethics, payroll, global mobility, executive compensation, benefits, information technology and application support services.

“Parent Benefit Plan” shall mean each Benefit Plan that is not a Transferred Entity Benefit Plan.

“Parent Credit Agreement” shall mean that certain Second Amended and Restated Credit Agreement, dated as of November 5, 2019, by and among The ServiceMaster Company, LLC, JPMorgan Chase Bank, N.A., as administrative agent, and the several lenders from time to time party thereto, as amended, restated, supplemented or otherwise modified prior to the date of this Agreement.

“Parent Deferred Compensation Plan” shall mean the Parent Deferred Compensation Plan, as Amended and Restated effective October 28, 2016.

“Parent Group” shall mean Parent and the Sellers and their respective Subsidiaries (other than any Transferred Entity).

“Parent Notes” shall mean, collectively, the (a) 5.125% Notes due 2024, (b) 7.45% Notes due 2027, and (c) 7.25% Notes due 2038, in each case, issued by The ServiceMaster Company, LLC.

“Permits” shall mean all licenses, permits, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity.

“Permitted Liens” shall mean (a) statutory Liens and Liens of mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes, assessments or other governmental charges or levies that are not due or payable, or that are being contested by appropriate Actions and for which appropriate reserves have been established on the Business Financial Statements, (d) Liens disclosed on and reflected in the Business Financial Statements, (e) defects or imperfections of title or other Liens not materially interfering with the ordinary conduct of the Business as a whole, (f) leases, subleases and similar agreements with respect to the Business Leased Real Property, (g) Liens listed in the applicable title insurance policies, and any easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the ordinary conduct of the Business as a whole, (h) any conditions that would be shown by a current, accurate survey or physical inspection of any Business Leased Real Property, (i) zoning, building and other similar restrictions, (j) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which any of the Sellers or Transferred Entities has easement rights and subordination or similar agreements relating thereto, not materially interfering with the ordinary conduct of the Business as a whole, (k) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security, (l) Liens not created by Parent or any of its Subsidiaries that affect the underlying fee interest of any Business Leased Real Property, (m) Liens created under federal, state or foreign securities Laws, (n) Liens affecting the assets or property of the Business that are discharged at or prior to the Closing, (o) licenses or other rights granted to Intellectual Property Rights, (p) Liens created by Purchaser or its Affiliates from and after the Closing and (q) such other Liens that do not materially impair the existing use of the assets or property of the Business affected by such Lien.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Personal Data” shall mean any information defined as “personal data,” “personally identifiable information” or “personal information” under any Privacy Legal Requirement.

“Pre-Closing Income Taxes” shall mean any Taxes imposed directly on, or refundable or creditable directly to, any Transferred Entity, in each case, reportable on a Separate Tax Return of a Transferred Entity (and, for the avoidance of doubt, not reportable on a Parent Tax Return and, for the absence of doubt, not any deferred Tax liability or asset) with respect to net income or profits of such Transferred Entity or the Business for taxable periods or portions thereof ending on or before the Closing Date, which amount may not be negative; provided, that any Taxes of the Transferred Entities for this purpose shall be determined under a “closing of the books” as if the Closing Date were the last day of the taxable year.

“Privacy Legal Requirement” shall mean all Laws that pertain to privacy or the processing of Personal Data which are applicable to the Business.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to timely perform its obligations under this Agreement or to consummate the Sale.

“Regulated Substance” shall mean any (a) hazardous substance as defined by any Environmental Law, (b) gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum product, (c) regulated asbestos containing material as defined by 40 C.F.R. § 61.141, and (d) polychlorinated biphenyls, methane or radon.

“Remedial Action” shall mean any and all actions to (a) investigate, clean up, remediate, remove, treat, monitor, contain or in any other way address any Regulated Substance in the environment, (b) prevent the release or threat of release or minimize the further release of a Regulated Substance so it does not migrate or endanger public health or welfare or the environment, and (c) perform pre-remedial studies and investigations and post-remedial monitoring, maintenance and care. The term “Remedial Action” includes any action that constitutes a “removal,” “remedial action” or “response” as defined by Section 101 of CERCLA, 42 U.S.C. §§ 9601(23), (24) and (25); and a “corrective action” as defined in RCRA, 42 U.S.C. § 6901 et seq.

“Retained Businesses” shall mean the businesses of the Parent Group and its Affiliates (other than the Business), including, for the avoidance of doubt, any business of SMAC other than the SMAC Business and the businesses set forth on Section 1.1(b) of the Parent Disclosure Schedule.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separate Tax Return” shall mean any Taxes reportable on a Tax Return that includes solely one or more Transferred Entities.

“ServiceMaster Names” shall mean the names, marks, trade dress, logos, monograms, domain names and other source or business identifiers of any member of the Parent Group or the Transferred Entities using or containing “ServiceMaster,” either alone or in combination with other words or elements, and all names, marks, trade dress, logos, domain names and other source or business identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing.

“SMAC” shall mean The ServiceMaster Acceptance Company Limited Partnership, a Delaware limited partnership and a Subsidiary of Parent.

“SMAC Business” shall mean (a) all SMAC Loans with principal balances outstanding as of immediately prior to the Closing and (b) the assets set forth on Section 1.1(d) of the Parent Disclosure Schedule.

“SMAC Loans” shall mean any loan, loan agreement, note or borrowing arrangement originated by SMAC and in relation to which a franchisee or franchisee owner of the Business is a borrower.

“SMB LLC” shall mean ServiceMaster Brands L.L.C., a Vermont limited liability company.

“Specified Transferred Entities” shall mean the Transferred Entities other than SMB LLC.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided, that, from and after the Closing, none of the Transferred Entities shall be considered a Subsidiary of any member of the Parent Group.

“Target Working Capital” shall mean $25,284,000.

“Tax” shall mean (i) any tax of any kind, including any federal, state, provincial, municipal, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, Social Security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding (including estimated withholding), goods and services, branch, unemployment, compensation, utility or premium tax, customs duties and any other duty or assessment, together with all interest, fines, assessments, additions to and penalties imposed, in each case, with respect to such amounts, and (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group), including pursuant to Treasury Regulations Section 1.1502-6 (or similar provision of state, local or foreign Tax Law) or as a result of any successor or transferee liability.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any Tax authority.

“Tax Return” shall mean any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement filed or required to be filed with any Tax authority relating to Taxes, including any schedule or attachment thereto or amendment thereof.

“Transferred Entity” shall mean each Transferred Company and each Person to be a Subsidiary of any Transferred Company as of the Closing, which Transferred Companies and other Persons are listed on Section 1.1(e) of the Parent Disclosure Schedule.

“Transferred Entity Benefit Plan” shall mean (i) each Benefit Plan that is, as of the date of this Agreement, sponsored, maintained or contributed to solely by one or more Transferred Entities and (ii) each Cloned Benefit Plan.

“Transferred Entity Employee” shall mean any individual who is employed by a Transferred Entity immediately prior to the Closing.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit A hereto.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“UK Transferred Entity” shall mean ServiceMaster Limited, an English private limited company.

“United States” shall mean the United States of America, including any State thereof and the District of Columbia.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

“Working Capital” shall mean on a consolidated basis (a) the aggregate current assets of the Transferred Entities and the SMAC Business, as of the Effective Time, only for the line items specifically identified in the example calculation set forth on Schedule II reduced by (b) the aggregate current liabilities of the Transferred Entities and the SMAC Business, as of the Effective Time, only for the line items specifically identified in the example calculation set forth on Schedule II, in each case, without duplication and without giving effect to the Sale, and calculated in accordance with the Accounting Principles; provided, that in no event shall “Working Capital” include any amounts to the extent included in or with respect to (i) Indebtedness or Cash, (ii) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated at or prior to Closing pursuant to Section 5.7 or Section 5.8, (iii) current assets or current liabilities to the extent relating solely to the Retained Business, or (iv) Liabilities or payments that are expressly required to be paid at or following the Closing by Parent or any of the Sellers or any of their Affiliates (other than any Transferred Entity) pursuant to this Agreement; provided, further, that in no event shall “Working Capital” include any amounts with respect to current or deferred income Tax assets or current or deferred income Tax liabilities.

Section 1.2            Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section
2020 Annual Bonuses	6.9
Accounting Principles	2.4(b)
Agreed Preliminary Allocation	7.1(a)
Agreement	Preamble
Allocation	7.1(b)
Annual Financial Statements	3.5(a), 3.5(a)
Anticorruption Laws	3.8(b)
Business Financial Statements	3.5(a), 3.5(a)
Business Leased Real Property	3.12(b)
Business Material Contract	3.15(a)(viii)
Cash Consideration	2.2
Closing	2.1
Closing Adjustments	2.2
Closing Date	2.3(a)
Closing Purchase Price	2.2
Closing Structure	5.19
COBRA	6.5
Collection Fees and Expenses	9.3(c)
Commitment Letters	4.6(b)
Copyrights	1.1
Current Representation	11.12(a)
D&O Indemnitees	5.17(a)
Debt Commitment Letter	4.6(a)
Debt Financing	4.6(a)
Deferred Closing	2.8(b)(i)
Deferred Closing Date	2.8(b)(i)
Deferred Closing Governmental Approvals	2.8(b)(i)
Deferred Closing Jurisdiction	2.8(b)(i)
Deferred Transferred Company	2.8(b)(i)
Definitive Agreements	5.15(a)
Designated Person	11.12(a)
Enforceability Exceptions	3.3
Equity Commitment Letter	4.6(b)
Equity Financing	4.6(b)
Equity Investors	4.6(b)
Estimated Closing Statement	2.4(a)
Final Closing Statement	2.6(c)
Final Purchase Price	2.7

Financing	4.6(b)
Financing Amounts	4.6(e)
Foreign Indebtedness	1.1
Guarantees	5.9(b)
Indemnified Party	10.4(a)
Indemnifying Party	10.4(a)
Independent Accounting Firm	2.6(c)
Initial Closing Statement	2.5(a)
Interim Business Financial Statements	3.5(a), 3.5(a)
Internet Properties	1.1
Legal Restraints	8.1(b)
Lenders	4.6(a)
Limited Guaranty	4.7
Local Share Transfer Agreements	2.8(a)
Marks	1.1
Notice of Disagreement	2.6(a)
Outside Date	9.1(b)(i)
Parent	Preamble
Parent Disclosure Schedule	Article III
Parent FSA Plan	6.6
Parent Guarantees	5.9(a)
Parent Indemnified Parties	10.3
Parent Related Parties	10.5(b)
Parent Restricted Employees	5.14(b)
Parent SEC Documents	Article III
Parent Tax Group	Section 7.3(d)
Parent Tax Return	7.6
Parent Taxes	10.4(c)
Parent U.S. DC Plans	6.12
Parent’s Allocation	7.1(b)
Patents	1.1
Post-Closing Adjustment	2.7
Post-Closing Representation	11.12(a)
Pre-Closing Restructuring	5.19
Preliminary Allocation	7.1(a)
Purchaser	Preamble
Purchaser Disclosure Schedule	Article IV
Purchaser FSA Plan	6.6
Purchaser Fundamental Representations	8.3(a)
Purchaser Indemnified Parties	10.2(a)
Purchaser Related Parties	10.5(b)
Purchaser Restricted Employees	5.14(a)
Purchaser Taxes	10.4(c)
Purchaser Termination Fee	9.3(b)
Purchaser U.S. DC Plans	6.12
Purchaser’s Allocation Notice	7.1(b)

Registered Business Intellectual Property	3.16(a)
Releasees	11.15(a), 11.15(a)
Resolution Period	2.6(b)
Retained Payments	6.10
Retention Agreements	6.10
Sale	2.1
Second Request	5.3(b)
Seller	Recitals
Sellers	Recitals
Sensitive Business Information	5.2(b)
Sensitive Retained Business Information	5.2(c)
Shared Contracts	5.5(b)
Shares	Recitals
SMAC Business Transfer	5.22
SMAC Third Party Consents	5.22
Sublease	Section 5.20
Tax Claim	10.4(c)
Tax Controlling Party	10.4(c)
Tax Non-Controlling Party	10.4(c)
Third Party Claim	10.4(a)
Third Party Consents	5.5(a)
Trade Secrets	1.1
Transfer Taxes	7.6
Transferred Business Employee	Section 6.1
Transferred Companies	Recitals
Transferred Company	Recitals
Transferred Entity Guarantees	5.9(b)
Transferred Entity Permits	3.9
Transferred FSA Balances	6.6

Article II

THE SALE

Section 2.1            Sale and Purchase of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (excluding any transactions to be consummated at any Deferred Closing) (the “Closing”), Parent shall, or shall cause the other Sellers to, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from the Sellers, all of the Sellers’ right, title and interest in and to the Shares (excluding the Shares of any Deferred Transferred Company) free and clear of all Liens (other than Liens created under federal, state or foreign securities Laws) (the “Sale”). The transfer of certain Transferred Companies organized in jurisdictions in which local Laws require specified formalities or other procedures to be observed to legally effect a transfer of such Transferred Company shall be effected pursuant to Local Share Transfer Agreements as further described in Section 2.8.

Section 2.2            Closing Purchase Price.   In consideration for the Shares and the SMAC Business, at the Closing, Purchaser shall deliver to Parent (and/or one or more of Parent’s designees) in cash, an aggregate amount of (i) $1,553,000,000 (the “Cash Consideration”); plus (ii) the Estimated Working Capital Adjustment Amount; minus (iii) the amount, which may be positive or negative, if any, of Net Indebtedness set forth in the Estimated Closing Statement (the amounts in (ii) and (iii) together, the “Closing Adjustments,” and the Cash Consideration as adjusted by the Closing Adjustments, the “Closing Purchase Price”).

Section 2.3            Closing.

(a)           The Closing shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m. New York City time, on the date that is three (3) Business Days after the date on which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived (provided, however, that if the date that is three (3) Business Days after the date that such conditions are satisfied or waived (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) is after the twentieth (20th) day of the calendar month in which such date occurs, then Parent may, by written notice provided to Purchaser no later than two (2) Business Days after the date that such conditions are satisfied or waived (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions), elect that the Closing take place instead on the first Business Day of the calendar month following the calendar month in which such conditions are satisfied or waived (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) (x) subject to the satisfaction or waiver of all of the conditions set forth in Article VIII on such first Business Day (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) and (y) so long as such first Business Day is on or before the Outside Date), or (ii) at such other place, time or date as may be mutually agreed upon in writing by Parent and Purchaser; provided, that notwithstanding the satisfaction or waiver of all conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions), the Closing shall not occur prior to the date that is twenty-one (21) days after the date hereof. The date on which the Closing occurs is referred to as the “Closing Date.”

(b)          At the Closing:

(i)           Parent shall, or shall cause the other Sellers, as applicable, to:

(A)             deliver to Purchaser certificates evidencing the Shares (excluding the Shares of any Deferred Transferred Company) to the extent that such Shares are in certificate form, duly endorsed in blank or with stock powers or a similar instrument of transfer duly executed in proper form for transfer and with any required stock transfer stamps affixed thereto, and to the extent that such Shares are not in certificate form, evidence of book-entry transfer of such Shares;

(B)              deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(c);

(C)              deliver to Purchaser a duly executed counterpart to each of the Ancillary Agreements and the Local Share Transfer Agreements to which any member of the Parent Group or any Transferred Entity is a party; and

(D)             deliver to Purchaser, in respect of each Seller that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Code), an IRS Form W-9.

(ii)              Purchaser shall:

(A)             deliver to Parent (or to any Affiliate designated by Parent) on behalf of the Sellers by wire transfer, to an account or accounts designated by Parent (or by such Affiliate) prior to the Closing, immediately available funds in an aggregate amount equal to the Closing Purchase Price;

(B)              deliver to Parent the certificate required to be delivered pursuant to Section 8.3(c); and

(C)              deliver to Parent on behalf of the Sellers a duly executed counterpart to each of the Ancillary Agreements and the Local Share Transfer Agreements to which Purchaser or any of its Subsidiaries (excluding the Transferred Entities) is a party.

Section 2.4            Closing Adjustments.

(a)           Not less than three (3) Business Days, or more than five (5) Business Days, prior to the anticipated Closing Date, Parent shall provide Purchaser with a good faith estimate of each of (i) Working Capital, (ii) Cash and (iii) Indebtedness, in each case as of the Effective Time (collectively, the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (x) Parent’s determination of the Closing Adjustments and the Closing Purchase Price after giving effect to the Closing Adjustments, together with reasonable supporting information and calculations, and (y) the account or accounts to which Purchaser shall transfer the Closing Purchase Price pursuant to Section 2.3.

(b)          The Estimated Closing Statement shall be prepared in good faith in accordance with the Accounting Principles attached as Schedule II hereto (the “Accounting Principles”) and this Agreement. For illustrative purposes only, Schedule II sets forth a sample calculation of Working Capital.

Section 2.5            Post-Closing Statements.

(a)           Within ninety (90) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Parent a statement of (i) Working Capital, (ii) Cash and (iii) Indebtedness, in each case as of the Effective Time (collectively, the “Initial Closing Statement”), together with supporting documentation and calculations thereto. The Initial Closing Statement shall be prepared in good faith in accordance with the Accounting Principles and this Agreement. The parties hereto agree that the purpose of preparing the Initial Closing Statement and the Final Closing Statement is to measure the amount of Working Capital, Cash and Indebtedness, in each case as of the Effective Time and in accordance with the Accounting Principles, and such process is not intended to permit rectification of any errors or omissions in the Business Financial Statements or introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of determining such amounts.

(b)          Following the date that the Initial Closing Statement is delivered through the date that the Initial Closing Statement has become final and binding in accordance with Section 2.6(c), the Sellers and their Affiliates and representatives shall be permitted to access and review the books, records and work papers of the Transferred Entities and Purchaser that are reasonably related to the calculations of Working Capital and Net Indebtedness, and Purchaser shall, and shall cause its Subsidiaries (including the Transferred Entities) and its and their respective employees, accountants and other representatives to, reasonably cooperate with and assist the Sellers and their Affiliates and representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent requested, in each case, upon reasonable notice and during normal business hours.

(c)           Purchaser agrees that, following the Closing through the date that the Initial Closing Statement becomes final and binding in accordance with Section 2.6(c), it will not unless otherwise required by Law take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Statements or the Initial Closing Statement are based, or on which the Final Closing Statement is to be based, that are inconsistent with the Accounting Principles or that would impede or delay the determination of the amount of Working Capital or Net Indebtedness or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.

Section 2.6            Reconciliation of Initial Closing Statement.

(a)           Parent shall notify Purchaser in writing no later than forty-five (45) days after Parent’s receipt of the Initial Closing Statement if Parent disagrees with the Initial Closing Statement, which notice shall describe the basis for such disagreement (a “Notice of Disagreement”). If no Notice of Disagreement is delivered to Purchaser within such forty-five (45) day period, then the Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.6(c). If a Notice of Disagreement is delivered to Purchaser within such forty-five (45) day period, then only such portions of the Initial Closing Statement that Parent does not identify or disagree with in the Notice of Disagreement shall become final and binding upon the parties in accordance with Section 2.6(c).

(b)          During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Parent and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c)           If, at the end of the Resolution Period, Parent and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Parent and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to BDO Global or, if such firm is unwilling or unable to fulfill such role, (i) another independent certified public accounting firm in the United States of national reputation mutually acceptable to Parent and Purchaser or (ii) if Parent and Purchaser are unable to agree upon another such firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Parent and Purchaser shall each select one such firm and those two (2) firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm (the firm selected in accordance with this sentence, the “Independent Accounting Firm”). Each of Parent and Purchaser shall submit to the Independent Accounting Firm (with a copy delivered to the other party on the same day), within ten (10) Business Days after the Independent Accounting Firm’s selection, a memorandum (which may include supporting exhibits) setting forth its respective position on any disputed items. Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination in accordance with the Accounting Principles and other terms and provisions of this Agreement, not by independent review and based solely on the written submissions of the parties, to the extent in line with the terms and provisions of this Agreement, binding on the parties to this Agreement, of the appropriate amount of each of the matters that remain in dispute. With respect to each disputed matter, such determination, if not in accordance with the position of either Parent or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Parent in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter. The Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute to the extent indicated in the Notice of Disagreement and shall not consider any events or developments that occurred after the Closing. The Initial Closing Statement, as finally determined either through agreement of the parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), shall be the “Final Closing Statement.”

(d)          All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Parent on the one hand, and Purchaser on the other hand. During the review by the Independent Accounting Firm, each of Purchaser and Parent shall, and shall cause its respective Subsidiaries (including, in the case of Purchaser, the Transferred Entities) and its and their respective employees, accountants and other representatives to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c); provided, that the accountants of Parent or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm, except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers. In acting under this Agreement, the Independent Accounting Firm shall act as an expert and not as an arbitrator.

(e)           The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of the parties and their respective Affiliates for any disputes related to the Closing Adjustments, the Post-Closing Adjustment, and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties contained in this Agreement.

Section 2.7            Post-Closing Adjustment. The “Post-Closing Adjustment” may be either a positive or negative amount, and shall be equal to (a) (i) the Final Working Capital Adjustment Amount minus (ii) the Estimated Working Capital Adjustment Amount, plus (b) (x) the amount of Net Indebtedness set forth in the Estimated Closing Statement minus (y) the amount of Net Indebtedness set forth in the Final Closing Statement. Any of clause (a) or clause (b) set forth in the preceding sentence may be either a positive or a negative amount. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Parent (or one or more Affiliates designated by Parent) the absolute value of the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Parent (or an Affiliate designated by Parent) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment. The Closing Purchase Price, as adjusted by the Post-Closing Adjustment, shall be the “Final Purchase Price.” Any such payment pursuant to this Section 2.7 shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final Closing Statement to an account designated in writing by the party entitled to the payment within three (3) Business Days after the determination of the Final Closing Statement.

Section 2.8            Local Share Transfer Agreements; Deferred Closings.

(a)           The transfer of each Transferred Company organized in a jurisdiction in which local Laws require specified formalities or other procedures to be observed to legally effect a transfer of such Transferred Company shall be effected pursuant to short-form acquisition agreements (the “Local Share Transfer Agreements”) on a country-by-country basis; provided, in each case, that the Local Share Transfer Agreements shall serve purely to effect the legal transfer of the applicable Transferred Company and shall not have any effect on the terms and conditions of the transactions contemplated hereby, including the allocation of assets and Liabilities as between the parties, all of which shall be determined by this Agreement, or in any way modify, amend or constitute a waiver of, any provision of this Agreement or any Ancillary Agreement.

(b)          Deferred Closings.

(i)           If, as of the Closing, in any jurisdiction other than the United States, Canada, or the United Kingdom (each other such country, a “Deferred Closing Jurisdiction”), (i) there is an applicable Law then in effect or a Governmental Entity shall have issued or entered an Order that is then in effect, either or both of which has the effect of making the Closing illegal or otherwise prohibiting its consummation with respect to such jurisdiction, or (ii) any filing with, notice to, or permit, authorization, registration, consent or approval of a Governmental Entity required to consummate the purchase by Purchaser of the capital stock of a Transferred Company (the “Deferred Closing Governmental Approvals”) has not been obtained, then, at Parent’s election and notwithstanding anything to the contrary in this Agreement, such Transferred Company (a “Deferred Transferred Company”) shall not be transferred to Purchaser or any of its Affiliates at the Closing (but the Closing shall otherwise occur with respect to the Transferred Companies (other than any Deferred Transferred Companies)). Thereafter, each such Deferred Transferred Company shall be transferred to Purchaser (or its designated Subsidiary) on the fifth (5th) Business Day following the receipt, satisfaction or waiver of such Deferred Closing Governmental Approvals (a “Deferred Closing” and such date, a “Deferred Closing Date”) with respect to such Deferred Transferred Company. In no event shall the Closing Purchase Price payable by Purchaser at the Closing or the Final Purchase Price be reduced or deferred in respect of any Deferred Transferred Company or any Subsidiary thereof; provided, that the Cash, Indebtedness and Working Capital of any Deferred Transferred Companies and any Subsidiary thereof will be included in determining the Closing Adjustments and the Post-Closing Adjustments as of the Effective Time pursuant to Sections 2.4 through 2.7.

(ii)          With respect to any Deferred Transferred Company, between the Closing Date and the applicable Deferred Closing Date, Purchaser and Parent shall, and Parent shall cause the Sellers to, (i) subject to applicable Law and contractual obligations, use reasonable best efforts to cooperate in a mutually agreeable arrangement under which (A) Parent shall, and shall cause the Sellers or their applicable Subsidiaries to use reasonable best efforts to (I) provide Purchaser with the economic benefits and burdens that would accrue to it if such Deferred Transferred Company and its Subsidiaries were conveyed and transferred to it as of the Closing Date and (II) cooperate with Purchaser, at Purchaser’s expense, to enforce any rights of the Deferred Transferred Company and its Subsidiaries that are available against any third party; (B) the Deferred Transferred Company or its applicable Subsidiaries shall hold in trust for and pay to Purchaser promptly upon receipt thereof, any income, proceeds and other monies received; and (C) Purchaser shall (I) as agent or subcontractor for the applicable Deferred Transferred Company and Subsidiaries thereof, pay, perform and discharge fully when due the Liabilities of such Deferred Transferred Company and Subsidiaries and indemnify Parent and its Affiliates in respect of the foregoing, and (II) provide the Deferred Transferred Company and the Parent Group such maintenance, support or other services, products or payments as may be required in furtherance of the provisions of this Section 2.8(b); and (ii) the parties shall, to the extent permitted by Law, treat Purchaser as the owner of any such Deferred Transferred Company for Tax purposes as of the Closing Date.

(iii)         At each Deferred Closing, if any, (i) Purchaser shall deliver to Parent (on behalf of the relevant Seller) the documents or other deliverables required to be delivered pursuant to Section 2.3(b)(ii) to the extent related to the Deferred Transferred Company and not previously delivered to Parent (on behalf of the relevant Seller) at the Closing, and (ii) Parent shall, and shall cause the relevant Seller to, deliver to Purchaser the documents or other deliverables required to be delivered pursuant to Section 2.3(b)(i) to the extent related to the Deferred Transferred Company and not previously delivered to Purchaser at the Closing.

(iv)         In respect of each Deferred Transferred Company, Purchaser and Parent shall, and Parent shall cause the Sellers to, continue to comply through the applicable Deferred Closing Date, solely with respect to such Deferred Transferred Company, with all covenants and agreements contained in this Agreement that are required by their terms to be performed prior to the Closing, including the covenants of the Sellers contained in Section 5.4 and the covenants of the parties contained in Section 5.3. Section 5.14 shall not apply with respect to such Deferred Transferred Company until the Deferred Closing Date.

(v)          Unless the context clearly requires otherwise, all references in this Agreement to the “Closing” and the “Closing Date” shall, with respect to any Deferred Transferred Company, be deemed to refer to the “Deferred Closing” and the “Deferred Closing Date,” respectively.

Section 2.9            Withholding Rights. Purchaser, the Transferred Companies and their Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Purchaser and its designees are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law; provided, however, that if Purchaser and its Affiliates or its designee determine that any deduction or withholding is required under an applicable Tax Law in respect of a payment or other consideration otherwise deliverable pursuant to this Agreement, Purchaser and its Affiliates or its designee, as applicable, shall provide written notice to Parent no less than seven (7) Business Days prior to the date on which such deduction or withholding is to be made, and the parties shall use commercially reasonable efforts to cooperate to mitigate any such requirement to the maximum extent permitted by Law; provided further, however, that if no less than one (1) Business Day prior to the date on which such deduction or withholding is to be made Parent provides Purchaser with written tax advice (including e-mail) from a nationally recognized accounting or law firm that it is more likely than not that no withholding or deduction is required by such applicable Tax Law (or that a lesser amount of withholding or deduction is so required) and Parent agrees to indemnify Purchaser and its Affiliates and its designees from any resulting Taxes imposed on Purchaser and its Affiliates and its designees, then Purchaser and its Affiliates and its designees shall not be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement (or shall only be entitled to withhold or deduct such lesser amount). Notwithstanding any other provision, in the event that Parent is required to indemnify Purchaser and its Affiliates and its designees from any Taxes imposed on Purchaser and its Affiliates and its designees pursuant to this Section 2.9, Parent shall have the sole right to control any Tax Proceeding with respect to such Taxes, and Purchaser shall not take any position on any Tax Return or in any Tax Proceeding inconsistent with such written tax advice provided by Parent pursuant to this Section 2.9 except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law). To the extent that amounts are withheld as provided by the above provisions of this Section 2.9 and paid over to the proper taxing authority, such withheld and deducted amounts will be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made. Purchaser and its Affiliates or its designee, as applicable, shall furnish to such Person within five (5) Business Days of such payment the original or certified copy of a receipt issued by such Tax authority evidencing such payment.

Article III

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in (a) the reports, schedules, forms, statements and other documents filed by Parent with, or furnished to, the SEC and publicly available prior to the date of this Agreement (the “Parent SEC Documents”) or (b) the disclosure schedule delivered to Purchaser prior to or concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Parent hereby represents and warrants to Purchaser as follows:

Section 3.1            Organization and Qualification. Each Transferred Entity is (or, if not in existence as of the date hereof, will be following its formation) a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole. Each Transferred Entity has (or, if not in existence as of the date hereof, will have following its formation) all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted. Each Transferred Entity is (or, if not in existence as of the date hereof, will be following its formation) qualified to do business and in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Parent and each Seller is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have a Business Material Adverse Effect.

Section 3.2            Capitalization of the Transferred Entities. Set forth on Section 3.2(a) of the Parent Disclosure Schedule is, (i) as of the date hereof, and (ii) after giving effect to the Pre-Closing Restructuring and as of immediately prior to the Closing, the number or percentage held by the Sellers of issued and outstanding Shares for each of the Transferred Companies, other than the Transferred Entities that will be formed prior to Closing pursuant to Section 5.19. The outstanding Shares are owned of record by the Sellers free and clear of all Liens (other than Permitted Liens), and in the amounts or percentages set forth, on Section 3.2(a). The Shares (i) are duly authorized, validly issued, fully paid and nonassessable and (ii) were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights. The equity owners of each Transferred Entity (other than the Transferred Entities that will be formed prior to Closing pursuant to Section 5.19, which, in each case, will be owned as of the Closing as set forth on Section 5.19 of the Parent Disclosure Schedule) as of the date hereof are listed on Section 3.2(b) of the Parent Disclosure Schedule. Except for the Shares and any interest held by a Transferred Entity, there are no shares of common stock, preferred stock or other equity interests of any Transferred Entity issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable or exchangeable securities or other ownership interest in any Transferred Entity or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any Transferred Entity, and no securities evidencing such rights are issued or outstanding. None of the Transferred Entities has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such Transferred Entity on any matter.

Section 3.3            Authority Relative to this Agreement. Parent has all necessary corporate or similar power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof. This Agreement has been duly and validly executed and delivered by Parent, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid, legal and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”). At the Closing, each member of the Parent Group will have all necessary corporate or similar power and authority to execute, deliver and perform each Ancillary Agreement and Local Share Transfer Agreement to which it is a party in accordance with the terms thereof. At the Closing, each Ancillary Agreement and Local Share Transfer Agreement executed and delivered by the member of the Parent Group party thereto will be duly and validly executed and delivered by such member of the Parent Group, and, assuming the due authorization, execution and delivery of each Ancillary Agreement and Local Share Transfer Agreement by Purchaser or its applicable Subsidiaries, will constitute, a valid, legal and binding agreement of the applicable members of the Parent Group, enforceable against them in accordance with the terms thereof, subject to the Enforceability Exceptions.

Section 3.4            Consents and Approvals; No Violations.

(a)           No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Parent for the execution, delivery and performance by Parent of this Agreement or by Parent or any other Seller of any Ancillary Agreement or Local Share Transfer Agreement to which it is a party or the consummation by Parent or any other Seller of the transactions contemplated hereby or thereby, except: (i) under the HSR Act, the Securities Act, the Securities Exchange Act of 1934, as amended, or applicable blue sky laws; (ii) compliance with any Permits and franchise agreements relating to the Business; (iii) any filings, amendments, notifications or other actions contemplated by Section 5.23; or (iv) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)          Assuming compliance with the matters referenced in Section 3.3 and Section 3.4(a), neither the execution, delivery and performance of this Agreement by Parent or any Ancillary Agreement or Local Share Transfer Agreement by Parent or any other Seller, nor the consummation by Parent or any other Seller of the transactions contemplated hereby or thereby, will (i) conflict with or result in any breach or violation of any provision of the respective certificates of incorporation or by-laws (or similar governing documents) of the Sellers or any Transferred Entity, (ii) result in a breach or violation of, or constitute a default under, or give rise to any right of termination, amendment, cancellation or acceleration adverse to any Transferred Entity under any Business Material Contract, (iii) result in the creation or imposition of any Lien upon any of the assets or properties of any Transferred Entity other than Permitted Liens, or (iv) violate any Law applicable to any Transferred Entity or any of their respective properties or assets, except, in the case of clause (ii), clause (iii) or clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.5            Financial Statements; Liabilities.

(a)           Section 3.5 of the Parent Disclosure Schedule sets forth: (i) the unaudited statements of operations of the Specified Transferred Entities for the years ended December 31, 2019 and 2018 and the unaudited balance sheets of the Specified Transferred Entities as of December 31, 2019 and 2018 (the “Annual Transferred Entity Financial Statements”), (ii) the unaudited interim statement of operations of the Specified Transferred Entities for the six months ended June 30, 2020 and the unaudited balance sheet of the Specified Transferred Entities as of June 30, 2020 (the “Interim Transferred Entity Financial Statements”, and together with the Annual Transferred Entity Financial Statements, the “Transferred Entity Financial Statements”), (iii) the unaudited statements of operations of SMB LLC for the years ended December 31, 2019 and 2018 and the unaudited balance sheets of SMB LLC as of December 31, 2019 and 2018 (the “Annual SMB Financial Statements”) and (iv) the unaudited interim statement of operations of SMB LLC for the six months ended June 30, 2020 and the unaudited balance sheet of SMB LLC as of June 30, 2020 (the “Interim SMB Financial Statements”, and together with the Annual SMB Financial Statements, the “SMB Financial Statements”). The Transferred Entity Financial Statements do not materially misstate the financial position and the results of operations of the Specified Transferred Entities on a combined, carve-out basis as of the respective dates thereof or the periods then ended in accordance with GAAP, and the SMB Financial Statements do not materially misstate the financial position and the results of operations of SMB LLC on a carve-out basis as of the respective dates thereof or the periods then ended in accordance with GAAP, in each case except as may be noted therein and subject to normal and recurring year-end adjustments and the absence of footnote disclosures; provided, that the Transferred Entity Financial Statements and the SMB Financial Statements (collectively, the “Business Financial Statements”) and the foregoing representations and warranties are qualified by the fact that (A) the Transferred Entities have not operated on a separate standalone basis and have historically been reported within Parent’s consolidated financial statements and (B) to Parent’s knowledge, and having regard for the purpose for which the Business Financial Statements were prepared, the Business Financial Statements (x) assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arms’-length transactions or that the Transferred Entities would incur on a standalone basis and (y) are not necessarily indicative of what the results of operations, financial position and cash flows of the Transferred Entities will be in the future.

(b)          To the Knowledge of Parent, there are no liabilities or obligations of the Transferred Entities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a balance sheet of the Transferred Entities, other than those that (i) are reflected or reserved against on the Business Financial Statements or reflected in the determination of Working Capital or Net Indebtedness; (ii) have been incurred in the ordinary course of business since June 30, 2020; (iii) are incurred in connection with the transactions contemplated hereby or the announcement, negotiation, execution or performance of this Agreement, the Ancillary Agreements, the Local Share Transfer Agreements or the Sale; (iv) have been (or will be prior to the Closing) discharged or paid off; or (v) would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Except as set forth in the Business Financial Statements, none of the Transferred Entities maintain any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K of the SEC.

Section 3.6            Absence of Certain Changes or Events. (a) Except as contemplated by this Agreement (including the Pre-Closing Restructuring and the actions contemplated by Section 5.23 of the Agreement), since December 31, 2019, and through the date of this Agreement, the Business has been operated in the ordinary course and (b) since December 31, 2019, there has not occurred any event, change, development or effect that is continuing and would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.7            Litigation. As of the date of this Agreement, (a) there is not any, and for the past two (2) years there has not been any, Action pending or, to the Knowledge of Parent, threatened, against any Transferred Entity, or arising out of or relating to the Business, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, and (b) no Transferred Entity (nor any other member of the Parent Group solely with respect to the Business) is subject, and for the past two (2) years, has not been subject, to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.8            Compliance with Laws.

(a)           Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) none of the Transferred Entities is, or since the date that is two (2) years prior to the date hereof has been, in violation of any Laws or Order issued by a Governmental Entity applicable to the conduct of the Business and (ii) neither Parent nor any of its Subsidiaries has, since the date that is two (2) years prior to the date hereof, received any written notice alleging any such violation by any Transferred Entity.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since the date that is two (2) years prior to the date hereof, (i) none of the Transferred Entities has violated any applicable Law relating to anti-bribery or anticorruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act 2010, in each case, as in effect at the time of such action (all such Laws, “Anticorruption Laws”), (ii) to the Knowledge of Parent, no director, officer, agent, employee, representative, consultant or other Person acting for or on behalf of any Transferred Entity has violated any Anticorruption Law, and (iii) through the date hereof, neither Parent nor any of its Subsidiaries has received any written notice alleging any such violation by any Transferred Entity of any Anticorruption Law.

Section 3.9            Permits. Since the date that is two (2) years prior to the date hereof, the Transferred Entities have held, and now hold, all Permits necessary for the conduct of the Business as conducted on the date hereof (the “Transferred Entity Permits”), except for failures to hold such Transferred Entity Permits that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, the Transferred Entities are in compliance with the terms of the Transferred Entity Permits.

Section 3.10          Employee Benefit Plans.

(a)          Section 3.10(a) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of each Transferred Entity Benefit Plan and each material Parent Benefit Plan, in each case, and, with respect to each such Transferred Entity Benefit Plan and material Parent Benefit Plan, Parent has made available to Purchaser (i) a copy of the applicable governing document (or, with respect to any such Transferred Entity Benefit Plan and Parent Benefit Plan, a written description thereof), (ii) the current summary plan description and any material modifications thereto, if any, (iii) a copy of any related trust agreements or other funding arrangements, (iv) a copy of the most recent Annual Report (Form 5500 Series) including all applicable schedules, if any, and the most recent actuarial valuation report, if applicable, and (v) the most recent determination letter (or if applicable, advisory or opinion letter) from the IRS, if any.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) each Benefit Plan has been maintained and operated (including, for the avoidance of doubt, with respect to the coverage of applicable employees) in compliance with applicable Law and (ii) all premiums and contributions required to be made by any Transferred Entity or Parent or any of their Affiliates to any Benefit Plan have been timely made or accrued.

(c)          Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification or is covered by a prototype plan opinion letter.

(d)          None of the Transferred Entities or any of their ERISA Affiliates has contributed to, or been required to contribute to, or had any Liability relating to any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to Title IV of ERISA or the UK Pensions Act 2004.

(e)           Except as required by applicable Laws or as otherwise contemplated under this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or together with any other event) will (i) result in any material payment or benefit becoming due to any Business Employee or Former Business Employee, (ii) materially increase any payment or benefit to be paid or provided to any Business Employee or Former Business Employee, (iii) result in an acceleration of the time of payment or vesting of any material payments or benefits for any Business Employee or Former Business Employee or (iv) otherwise give rise to any funding obligation by any Transferred Entity with respect to any Transferred Entity Benefit Plan. Neither Parent nor of its Subsidiaries has any gross-up or indemnity obligation on or after the Effective Time with respect to any Business Employees for any Taxes imposed under Section 4999 or 409A of the Code or otherwise.

(f)           Except as required by applicable Laws, no compensation or benefits of any kind (whether under a Benefit Plan or otherwise) are or have ever been provided by any Transferred Entity to any person (including any employees of any franchisee of the Business) other than the employees of the Transferred Entity and their dependents.

Section 3.11          Employees; Labor Matters.

(a)          There is no works council or labor union representing any Business Employee as of the date hereof.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, to the Knowledge of Parent, (i) there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize any Business Employees identified as of the date hereof, (ii) no demand for recognition of any Business Employees identified as of the date hereof has been made by, or on behalf of, any labor union, and (iii) during the two (2)-year period immediately prior to the date of this Agreement, there have been no material strikes or lockouts at the Business.

(c)          Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, to the Knowledge of Parent, Parent and each Transferred Entity is and has been in compliance with all applicable Laws respecting employment, employment practices, labor, terms and conditions of employment, wages and hours, employment standards, human rights, occupational safety and workers’ compensation with respect to each Business Employee and each Former Business Employee.

(d)          Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, to the Knowledge of Parent, since January 1, 2018, (i) any individual who performs services for the Business and who is not treated as an employee for U.S. federal income Tax purposes by Parent or any of its Affiliates (including each Transferred Entity) is not an employee under applicable Law and is not an employee for any purpose (including Tax withholding purposes or Benefit Plan purposes), and (ii) each Business Employee has been properly classified as “exempt” or “non-exempt” under applicable Law.

(e)          Section 3.11(e) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of each Business Employee, with those Dedicated Employees identified as such on such schedule.

Section 3.12          Real Property.

(a)           The Transferred Entities do not own any real property.

(b)          Section 3.12(b) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of the real property leased by any Transferred Entity, in each case, as the lessee (the “Business Leased Real Property”). Except as would not reasonably be expected be material to the Transferred Entities and the Business, taken as a whole, (i) the Transferred Entities, as applicable, have a leasehold or subleasehold interest in all Business Leased Real Property, free and clear of all Liens, except Permitted Liens and subject to the Enforceability Exceptions, (ii) no Transferred Entity, or, to the Knowledge of Parent, as of the date hereof, any other party thereto, is in breach of or default under any lease or sublease for the Business Leased Real Property, (iii) no Transferred Entity has, as of the date hereof, received any written notice from any lessor of any Business Leased Real Property of any breach of or default under any lease or sublease thereto by any Transferred Entity, which breach or default has not been cured, and (iv) no Transferred Entity has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Business Leased Real Property, except Permitted Liens.

Section 3.13          Taxes. Section 3.13 of the Parent Disclosure Schedule sets forth the U.S. federal income Tax entity classification for each Transferred Entity. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect: (a) all Tax Returns required to be filed by, or with respect to, any Transferred Entity or the Business have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete; (b) all Taxes shown as due on any such Tax Return and required to be paid prior to the Closing have been duly and timely paid (taking into account extensions) or will be duly and timely paid by the due date thereof (taking into account extensions); (c) no Tax Proceeding with respect to any Taxes of the Transferred Entities is pending or being threatened in writing, in the past two (2) years no taxing authority has given written notice of any intention to assert any deficiency or claim for additional Taxes against any Transferred Entity that has not been asserted, in the past two (2) years no claim in writing has been made by any taxing authority in a jurisdiction where any Transferred Entity does not file Tax Returns that such Transferred Entity is or may be subject to taxation by that jurisdiction, and all deficiencies for Taxes asserted or assessed in writing against the Transferred Entities have been fully and timely paid, settled or properly reflected in the Business Financial Statements; (d) each of the Transferred Entities (and, solely with respect to the Business, Parent and each of its Subsidiaries) has complied with all applicable Laws relating to the collection and withholding of Taxes; (e) since the date that is two (2) years prior to the date hereof, none of the Transferred Entities has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code; (f) none of the Transferred Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; (g) there are no outstanding enforceable agreements extending or waiving the statutory period of limitations applicable to Taxes due from any Transferred Entity for any taxable period that remains open and no written request for any such waiver or extension is currently pending (except, in each case, in connection with any automatic or automatically granted extension to file any Tax Return); (h) there are no Liens for Taxes upon the assets or properties of the Transferred Entities or the Business, except for Permitted Liens; (i) no Transferred Entity is a party to any Contract relating to Tax sharing, Tax allocation or Tax indemnification (other than any Contracts not primarily relating to Taxes, any agreements subject to termination under Section 7.4 and any agreements solely between Transferred Entities), or has any liability for Taxes of any Person (other than Parent and its Subsidiaries, including the Transferred Entities) under Treasury Regulation Section 1.1502-6 or similar provision of state, local or foreign Tax Law or as a transferee or successor; (j) no Transferred Entity will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of an installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or similar provisions of state, local or foreign Tax Law; (k) no Transferred Entity has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Law, and no Transferred Entity is subject to any private letter ruling of the IRS or comparable ruling of any other taxing authority; (l) there are no transactions or events that have occurred within the past two (2) years which would result in the application to the Canadian Transferred Entity of sections 79 to 80.04 of the Tax Act; (m) within the past two (2) years, the Canadian Transferred Entity has not incurred any deductible outlay or expense owing to a Person not dealing at arm’s length (for purposes of the Tax Act) with the Canadian Transferred Entity, the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the Tax Act, be included in the Canadian Transferred Entity’s income for Canadian income tax purposes for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the Tax Act; (n) the Canadian Transferred Entity has not acquired property within the past two (2) years from a Person not dealing at arm’s length (for purposes of the Tax Act) with it in circumstances that would result in the Canadian Transferred Entity becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act; (o) within the past two (2) years, the Canadian Transferred Entity has not claimed any reserve or deduction or made any election under the Tax Act that would require an amount to be included in its income, for any Tax period ending after the Closing Date; and (p) the Shares of the Canadian Transferred Entity are not “taxable Canadian property” of the applicable Seller for the purposes of the Tax Act. Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that no representation or warranty is made by Parent in respect of Tax matters in this Agreement, any Ancillary Agreement, any Local Share Transfer Agreement or any document delivered in connection with this Agreement, any Ancillary Agreement, or any Local Share Transfer Agreement, other than the representations and warranties set forth in Section 3.10 (insofar as they specifically relate to Taxes) and this Section 3.13, and no other provisions of this Agreement, any Ancillary Agreement, any Local Share Transfer Agreement or any document delivered in connection with this Agreement, any Ancillary Agreement or any Local Share Transfer Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.14          Environmental Matters.

(a)          The Transferred Entities and the facilities and operations on any real property owned, leased or operated by the Transferred Entities are and have been for the past two (2) years in compliance with applicable Environmental Laws and Business Environmental Permits, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)          As of the date of this Agreement, (i) there is no Action pending or, to the Knowledge of Parent, threatened that asserts any actual or potential Environmental Liability relating to the Business and (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law, in each case relating to the Transferred Entities or any real property currently owned, leased or operated by the Transferred Entities, that would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(c)          Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.14 are the only representations and warranties given by Parent with respect to environmental matters, Environmental Conditions, Environmental Laws, Business Environmental Permits, Environmental Liabilities and Regulated Substances, and no other provisions of this Agreement, any Ancillary Agreement or any Local Share Transfer Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.15          Material Contracts.

(a)          Except for this Agreement, the Ancillary Agreements, any Local Share Transfer Agreements, any purchase orders, statements of work and invoices, any SMAC Loans, and any Parent Benefit Plans and Transferred Entity Benefit Plans, as of the date of this Agreement, (x) no member of the Parent Group is a party to any of the following types of Contract which primarily relate to the Business and (y) no Transferred Entity is party to or expressly bound by any of the following types of Contracts:

(i)           any Contract pursuant to which Parent or any of its Subsidiaries made or expects to make, in the aggregate, payments in excess of $2 million during the twelve (12)-month period immediately preceding June 30, 2020, or the twelve (12)-month period ending June 30, 2021;

(ii)          any Contract pursuant to which Parent or any of its Subsidiaries received or expects to receive, in the aggregate, payments in excess of $2 million during the twelve (12)-month period immediately preceding June 30, 2020, or the twelve (12)-month period ending June 30, 2021;

(iii)         any Contract containing any future capital expenditure obligations of Parent or any of its Subsidiaries in excess of $1.5 million;

(iv)         any material joint venture or similar material agreement involving co-investment between Parent or any of its Subsidiaries, on the one hand, and a non-affiliated third party, on the other hand;

(v)          any Contract providing for the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) under which Parent or any of its Subsidiaries has any remaining material obligation with respect to an “earn out,” contingent purchase price or similar contingent payment obligation that is reasonably expected to be $1 million or greater in amount;

(vi)         any Contract the express terms of which restrict or limit in any material respect the ability of Parent or any of its Subsidiaries to compete in any business or with any Person or in any geographic area;

(vii)        (A) any Contract material to the Business pursuant to which Parent or any of its Subsidiaries licenses from, or is otherwise permitted by, a third party to use any material Intellectual Property Rights (other than any “shrink wrap,” “commercially available software package” or “click through” license) or (B) any Contract material to the Business pursuant to which a third party licenses any material Business Intellectual Property other than licenses granted in the ordinary course, including in connection with the sale or licensing of any products or services, in each case of (A) and (B), including settlement and co-existence agreements and covenants not to sue with respect to any material Intellectual Property Rights; and

(viii)       any Contract evidencing Indebtedness for borrowed money of the Transferred Entities, other than any Contract exclusively between or among Transferred Entities.

Each Contract of the type described in the foregoing clauses (i) – (viii) of this Section 3.15(a) (other than, for the avoidance of doubt, this Agreement, the Ancillary Agreements, any Local Share Transfer Agreements, any purchase orders, statements of work and invoices, any SMAC Loans, and any Parent Benefit Plans and Transferred Entity Benefit Plans) is referred to herein as a “Business Material Contract.”

(b)          As of the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) each Business Material Contract is a legal, valid and binding obligation of a Transferred Entity, and, to the Knowledge of Parent, each counterparty and is in full force and effect, (ii) no Transferred Entity nor, to the Knowledge of Parent, any other party thereto, is in breach of, or in default under, any such Business Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by a Transferred Entity, or, to the Knowledge of Parent, any other party thereto.

(c)           As of the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, each franchisor under a Franchise Agreement is and continues to be, and for the two (2) years prior to the date hereof has been, in material compliance with such Franchise Agreement, and has not received in writing any formal notice, demand or claim from the franchisee thereunder that the franchisor is in default thereunder. Each of the Franchise Agreements is in full force and effect and is the legal, valid and binding obligation of the franchisor thereunder and, to the Knowledge of Parent, the other parties thereto and enforceable in accordance with its terms.

Section 3.16          Intellectual Property.

(a)           Section 3.16(a) of the Parent Disclosure Schedule sets forth a list as of the date hereof of all issued Patents and Patent applications, registered Marks and applications to register Marks, registered Copyrights and applications to register Copyrights, and Internet Properties included in the Business Intellectual Property (“Registered Business Intellectual Property”).

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, to the Knowledge of Parent:

(i)           none of the Business Intellectual Property is subject to any Order naming any of the Transferred Entities adversely affecting the use thereof or rights thereto by or of the Transferred Entities;

(ii)          there is no opposition or cancellation Action pending against the Sellers or the Transferred Entities, as applicable, concerning the ownership, validity or enforceability of any Business Intellectual Property (other than ordinary course proceedings related to the application for any item of Registered Business Intellectual Property);

(iii)         since the date that is two (2) years prior to the date hereof, there is no infringement or misappropriation, or other violation by a third party of any Business Intellectual Property, or any pending, written allegations of the foregoing made by the Sellers or the Transferred Entities; and

(iv)         the operation of the Business does not infringe, misappropriate, or otherwise violate the Intellectual Property Rights of any other Person and, since the date that is two (2) years prior to the date hereof, the Transferred Entities have not received any written notice and no claim is pending or asserted in writing against the Transferred Entities alleging that the operation of the Business infringes, misappropriates, or otherwise violates the Intellectual Property Rights of any other Person.

(c)           The operation of the Business does not, and will not immediately following the Closing, infringe any Intellectual Property Rights retained by Parent or any of its Subsidiaries in any material respect.

(d)          Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, to the Knowledge of Parent, (i) the Registered Business Intellectual Property is not invalid or unenforceable, (ii) the Sellers and the Transferred Entities, as applicable, are current in the payment of all registration, maintenance and renewal fees with respect to the Registered Business Intellectual Property, except in each case as any of Parent or any Subsidiary thereof have elected in their reasonable business judgment to abandon or permit to lapse a registration or application and (iii) the Sellers and the Transferred Entities, as applicable, own and possess all right, title and interest in and to the Registered Business Intellectual Property free and clear of all Liens (other than Permitted Liens).

(e)           Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) each of the Transferred Entities, as applicable, has taken commercially reasonable steps to protect and maintain any material Trade Secrets included in the Business Intellectual Property (except for any Business Intellectual Property whose value would not reasonably be expected to be impaired in any material respect by disclosure), and (ii) to the Knowledge of Parent, there are no material unauthorized uses or disclosures of any such Trade Secrets.

(f)           Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, as of the date of this Agreement (i) neither Parent nor any of its Subsidiaries has, since the date that is two (2) years prior to the date hereof, received any written notice alleging any material violation by any Transferred Entity of any material Privacy Legal Requirement, nor has any Transferred Entity been threatened in writing to be charged with any such violation by any Governmental Entity; (ii) to the Knowledge of Parent, since the date that is two (2) years prior to the date hereof, the Transferred Entities and the Business are not, and have not been, in material violation of any material privacy-related industry standards that are applicable to the Business, including the Payment Card Industry Data Security Standards (PCI-DSS), nor has any Transferred Entity been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) neither Parent nor any of its Subsidiaries has, since the date that is two (2) years prior to the date hereof, received any material written complaint by any Person with respect to the Transferred Entities’ collection, use or processing of Customer Data and Personal Data; (iv) the Transferred Entities have taken commercially reasonable actions to protect Customer Data and Personal Data against any unauthorized use, access or disclosure; and (v) since the date that is two (2) years prior to the date hereof, to the Knowledge of Parent, there has been no unauthorized use, access or disclosure of Customer Data or Personal Data, nor has there been any unauthorized intrusions or breaches of security into any information technology systems of the Transferred Entities. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities and the Business, taken as a whole, neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated under this Agreement will violate any of any Privacy Legal Requirement or written privacy policies of the Transferred Entities.

(g)          Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.16 are the only representations and warranties given by Parent with respect to Intellectual Property Rights or Privacy Legal Requirements, and no other provisions of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.17          Intercompany Arrangements. Except for any Contracts that will be terminated at or prior to the Closing or that are not material to the Transferred Entities and the Business, taken as a whole, Section 3.17 of the Parent Disclosure Schedule sets forth a list, which is correct and complete in all material respects as of the date hereof, of all Contracts to provide goods, services or other benefits between or among any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand.

Section 3.18          Sufficiency of Assets. At the Closing, (a) taking into account and giving effect to (x) all of the Ancillary Agreements (including the rights, benefits and services made available pursuant to the Transition Services Agreement) and (y) all of the Local Share Transfer Agreements and the Sublease, (b) assuming all consents, authorizations, assignments, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements have been obtained and (c) other than with respect to Overhead and Shared Services, the Transferred Entities will own or have the right to use (including by means of ownership of rights pursuant to licenses or other Contracts) all of the assets, including software, necessary to conduct the Business immediately following the Closing in substantially the same manner in all material respects as conducted by Parent and its Subsidiaries immediately prior to the Closing Date, free and clear of all Liens other than Permitted Liens. Nothing in this Section 3.18 is intended to or shall be treated as a representation of non-infringement, which is solely set forth in Section 3.16(b).

Section 3.19          SMAC Loans. To the Knowledge of Parent, as of the date hereof, (i) each SMAC Loan with principal balances outstanding as of the date hereof has been originated and serviced in accordance in all material respects with SMAC’s customary lending standards and written loan and servicing policies, and in compliance with applicable Law, (ii) no fraud, misrepresentation, unfair, deceptive or abusive practice has taken place with respect to any such SMAC Loan on the part of Parent or any of its Subsidiaries in connection with the origination or servicing of such SMAC Loans, (iii) neither Parent nor any of its Subsidiaries is subject to any fine, penalty, suspension, settlement or other Contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity, nor is any action, investigation, claim or proceeding pending, or to the Knowledge of the Parent, threatened against Parent or any of its Subsidiaries by any Governmental Entity relating to the origination or servicing of such SMAC Loans and (iv) to the Knowledge of Parent, and subject to the Enforceability Exceptions, all such outstanding SMAC Loans are the legal, valid and binding obligation of the borrowers thereunder and enforceable in accordance with their terms and SMAC is not in material breach of, or in material default under, and to the Knowledge of Parent no borrower is in material breach of or material default under, any such SMAC Loan.

Section 3.20          Brokers. No broker, finder or investment banker retained by Parent or any of its Subsidiaries is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Affiliates (including the Transferred Entities after the Closing) in connection with the transactions contemplated by this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements.

Section 3.21          No Other Representations or Warranties; No Reliance. Parent acknowledges and agrees that, except for the representations and warranties contained in Article IV and in the Ancillary Agreements, neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Parent has not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or any of its representatives by or on behalf of Purchaser. Parent acknowledges and agrees that neither Purchaser nor any other Person on behalf of Purchaser has made or makes, and Parent has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser or its Subsidiaries.

Article IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Except as set forth in, or qualified by any matter set forth in, the disclosure schedule delivered to Parent prior to or concurrently with the execution of this Agreement (the “Purchaser Disclosure Schedule”), Purchaser hereby represents and warrants to Parent as follows:

Section 4.1            Organization and Qualification.

(a)           Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement or Local Share Transfer Agreement is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement or Local Share Transfer Agreement has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)          Purchaser was formed solely for the purposes of engaging in the transactions contemplated herein and has engaged in no other business or activities or incurred any Liabilities other than in connection with or ancillary to such transactions.

Section 4.2            Authority Relative to this Agreement. Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement or any Local Share Transfer Agreement has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements and to consummate the transactions contemplated by this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements in accordance with the terms hereof and thereof. No vote or other approval of the equityholders of Purchaser is required in connection with the execution, delivery or performance of this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements or to consummate the transactions contemplated by this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Purchaser, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Parent, will constitute, and each Ancillary Agreement and Local Share Transfer Agreement when executed and delivered by Purchaser or its applicable Affiliates, and, assuming the due authorization, execution and delivery of such Ancillary Agreement or Local Share Transfer Agreement, as applicable, by Parent or the applicable Subsidiary of Parent, will constitute, a valid, legal and binding agreement of Purchaser and/or its applicable Affiliates, enforceable against Purchaser and/or such Affiliates in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3            Consents and Approvals; No Violations.

(a)           No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Affiliates for the execution, delivery and performance by Purchaser and/or its Affiliates, as applicable, of this Agreement, any Ancillary Agreement or any Local Share Transfer Agreement or the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (i) under the HSR Act; (ii) compliance with any Permits relating to the Business; (iii) a post-Closing notification to acquire control of an existing Canadian business with the Investment Review Division of Innovation, Science and Economic Development Canada pursuant to the Investment Canada Act (Canada); or (iv) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)          Assuming compliance with the matters referenced in Section 4.2 and Section 4.3(a), neither the execution, delivery and performance of this Agreement, any Ancillary Agreement or any Local Share Transfer Agreement by Purchaser and/or its Affiliates, as applicable, nor the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Purchaser and/or its Affiliates, (ii) result in a breach, violation or infringement of, or constitute under, or give rise to any right of termination, amendment, cancellation or acceleration adverse to Purchaser or any of its Affiliates under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Affiliates or any of their respective properties or assets are bound or (iii) violate any Law applicable to Purchaser or any of its Affiliates or any of their respective properties or assets, except, in the case of clause (i), clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4            Litigation. As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) neither Purchaser nor any of its Affiliates is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5            Brokers. No broker, finder or investment banker retained by Purchaser or any of its Affiliates is entitled to any brokerage, finder’s or other fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements.

Section 4.6            Financing.

(a)           Purchaser is a party to and has accepted a fully executed commitment letter dated as of September 1, 2020 (together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)          Purchaser is a party to and has accepted a fully executed equity commitment letter, dated as of the date of this Agreement, by and among Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP and Roark Capital Partners V (OS) LP (the “Equity Investors”) and Purchaser (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Purchaser the amount(s) set forth therein. The equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing.” The Equity Financing and the Debt Financing are collectively referred to as the “Financing.” The Equity Commitment Letter provides that Parent is an express third-party beneficiary of, and entitled to enforce, the Equity Commitment Letter, subject to the terms and conditions herein and therein.

(c)           Purchaser has delivered to Parent a true, complete and correct copy of the executed Commitment Letters and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and which redacted provisions would not in any event affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing.

(d)          Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders and the Equity Investors to provide the Financing or any contingencies that would permit the Lenders or the Equity Investors to reduce the aggregate principal amount of the Financing below the amount necessary to fund the Financing Amounts, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision. Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Purchaser have knowledge that any Lender or Equity Investor will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters that could affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing necessary to fund the Financing Amounts.

(e)           The Financing, when funded in accordance with the Commitment Letters and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), shall provide Purchaser with cash proceeds on the Closing Date sufficient for the satisfaction of all of Purchaser’s obligations under this Agreement, the Ancillary Agreements, the Local Share Transfer Agreements and the Commitment Letters, including the payment of the Closing Purchase Price and the Final Purchase Price, and any fees and expenses of or payable by Purchaser or the Transferred Entities or Purchaser’s other Affiliates (such amounts, collectively, the “Financing Amounts”).

(f)           The Commitment Letters constitute the legal, valid, binding and enforceable obligations of Purchaser and, to the Knowledge of Purchaser, all the other parties thereto and are in full force and effect. As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) could constitute a breach or failure to satisfy a condition by Purchaser under the terms and conditions of the Commitment Letters. As of the date hereof, Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date hereof, and will pay in full any such amounts due on or before the Closing Date. The Commitment Letters have not been modified, amended or altered and none of the respective commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect, and, to the Knowledge of Purchaser, no termination, reduction, withdrawal or rescission thereof is contemplated. No modification or amendment to the Commitment Letters is currently contemplated.

(g)          Without prejudice to Section 11.11(b), in no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

Section 4.7            Limited Guaranty. The Equity Investors have delivered to Parent a true, complete and correct copy of the executed limited guaranty, dated as of the date of this Agreement (the “Limited Guaranty”). The Limited Guaranty is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of the Equity Investors in favor of Parent, enforceable by Parent in accordance with its terms. The Limited Guaranty guarantees payment of (i) the Purchaser Termination Fee (including all amounts due pursuant to Section 9.3(c), if any), (ii) any amounts for which Purchaser is required to indemnify or reimburse the Sellers, their Affiliates or any of their respective representatives pursuant to Section 5.15(d) and (iii) any fees payable by Purchaser pursuant to Section 5.3(e) of this Agreement. As of the date of this Agreement, the Equity Investors are not in default or breach under any of the terms and conditions of the Limited Guaranty and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under any of the terms and conditions of the Limited Guaranty.

Section 4.8            Solvency. As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, and assuming satisfaction of the conditions set forth in Section 8.2(a), Purchaser and the Transferred Entities, taken as a whole, will not (a) be insolvent (either because their financial condition is such that the sum of their debts (including a reasonable estimate of the amount of all contingent liabilities) is greater than the fair value of their assets, or because the present fair saleable value of their assets will be less than the amount required to pay its probable liability on their debts as they become absolute and matured), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond their ability to pay as they become absolute and matured.

Section 4.9            Investment Decision. Purchaser is an “accredited investor” as defined in Regulation D of the Securities Act, is able to bear the economic risk of its investment in the Shares and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of its investment in the Shares. Purchaser is acquiring the Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares. Purchaser acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.10          Investments. None of Purchaser or any of its Affiliates, or any entities that would be deemed affiliates of Purchaser pursuant to the HSR Act, has an interest greater than five percent (5%) in a Person that derives material revenue from any of the lines of business in which the Business is engaged; provided, that, with respect to Purchaser, entities that would be deemed affiliates of Purchaser pursuant to the HSR Act shall include any Person, trust, investment fund or other pooled investment or co-investment vehicle that is controlled or otherwise managed by or in conjunction with, or is under common control with, Purchaser or any of its Affiliates, and any portfolio company or similar asset in which such Person or any of its Affiliates has a greater than five percent (5%) investment.

Section 4.11          Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business, which investigation, review and analysis was done by Purchaser and its representatives. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of the Sellers, the Transferred Entities, their respective Affiliates or any of their respective representatives (except the representations and warranties of Parent expressly set forth in this Agreement and the Ancillary Agreements). Purchaser hereby acknowledges and agrees that none of the Sellers, the Transferred Entities, their respective Affiliates or any of their respective representatives or any other Person will have or be subject to any Liability to Purchaser, its Affiliates or any of their respective representatives or equityholders or any other Person resulting from the distribution to Purchaser, its Affiliates or their respective representatives of, or Purchaser’s, its Affiliates’ or their respective representatives’ use of, any information relating to the Sellers, the Transferred Entities or the Business, including any information, documents or material made available to Purchaser, its Affiliates or their respective representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the transactions contemplated by this Agreement. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Entities and the Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement and the Ancillary Agreements.

Section 4.12          No Other Representations or Warranties; No Reliance. Purchaser acknowledges and agrees that, except for the representations and warranties of Parent expressly set forth in Article III and the Ancillary Agreements, none of Parent or any Affiliate thereof, or any other Person on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, Parent, the Sellers, the Transferred Entities or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or its Affiliates any of their respective representatives by or on behalf of Parent or any Affiliate or representative thereof. Purchaser acknowledges and agrees that none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Parent, the Transferred Entities or any Affiliates thereof or the Business. Purchaser acknowledges and agrees that none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Retained Business.

Article V

ADDITIONAL AGREEMENTS

Section 5.1            Access to Books and Records; Access to Certain Business Employees.

(a)          After the date of this Agreement until the Closing, and subject to the requirements of applicable Laws, Parent shall, and shall cause the other Sellers and Transferred Entities to, afford to representatives of Purchaser reasonable access, upon reasonable request and advance notice, to the books, records, properties and (subject to Section 5.1(b)) Business Employees during normal business hours consistent with applicable Law and in accordance with the procedures established by Parent, solely to the extent related to the Business and solely for the purpose of facilitating the completion of the Sale, transition planning and the other transactions contemplated hereby; provided, that none of Parent, the other Sellers or Transferred Entities shall be required to (x) make available Business Employee personnel files until after the Closing Date and, with respect to any Business Employee, only if and when Purchaser provides Parent with a confirmation that the applicable Business Employee has provided Purchaser with a release permitting transfer of those files or (y) provide any Tax Returns or other books and records related to Taxes, in each case, that are not exclusively related to Taxes of the Transferred Companies; and provided, further, that Parent, the other Sellers and the Transferred Entities shall not be required to make available medical records, workers compensation records, the results of any drug testing or other sensitive or personal information if doing so could reasonably be expected to result in a violation of applicable Law. Purchaser shall indemnify and hold Parent and its Affiliates harmless against any Liabilities arising out of or relating to any transfer requested by or on behalf of Purchaser or its Affiliates of any such personnel files. Notwithstanding anything to the contrary in this Agreement, prior to the Closing, Purchaser and its representatives shall not conduct any Phase II Environmental Site Assessment or conduct any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility or property of Parent or any of its Affiliates, including the Business Leased Real Property.

(b)          Purchaser agrees that any access granted under Section 5.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Parent or its Affiliates. Purchaser and its Affiliates and its and their respective representatives shall not communicate with any of the employees of Parent or its Affiliates (other than, solely for the purposes of communicating proposed post-Closing compensation and employment terms and in connection with transition planning, those members of senior management of the Business identified on Section 5.1(b) of the Parent Disclosure Schedule) without the prior written consent of Parent, which consent shall not be unreasonably withheld. Purchaser shall keep Parent reasonably apprised of discussions with employees, management and franchisees, and, at Parent’s request, include a designated representative of Parent in any communications with employees, management or franchisees. Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality; provided, that Parent and Purchaser shall use commercially reasonable efforts to make alternative disclosure arrangements that would not jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality.

(c)          At and after the Closing, Purchaser shall, and shall cause the Transferred Entities and its other Affiliates to, afford Parent and its Affiliates and their respective representatives, during normal business hours, upon reasonable notice, access to the books, records, properties and employees of each Transferred Entity and the Business to the extent that such access may be reasonably requested for reasonable business purposes, including in connection with financial statements, any potential Action or investigation by or before a Governmental Entity (including in connection with the matters covered under Section 5.11) and SEC or other Governmental Entity reporting obligations; provided, that nothing in this Agreement shall limit any rights of discovery of Parent or its Affiliates. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality; provided, that Parent and Purchaser shall use commercially reasonable efforts to make alternative disclosure arrangements that would not jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality.

(d)          Except for Tax Returns and other documents governed by Section 7.3(b), Purchaser agrees to hold, and to cause the applicable Transferred Entities to hold, all the books and records of each Transferred Entity or the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by Law. In the event of any conflict between this Section 5.1 and Section 7.3(b), Section 7.3(b) shall govern.

(e)          Notwithstanding anything to the contrary herein, to the extent any party is obligated to provide another party physical access to books, records, properties, or employees pursuant to this Section 5.1, such party may instead provide such access by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including any COVID-19 Measures).

Section 5.2            Confidentiality.

(a)          The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing. The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms.

(b)          For a period of twenty-four (24) months following the Closing Date, Parent shall, and shall cause its Affiliates to, hold in confidence any nonpublic information that is proprietary or competitively sensitive (“Sensitive Business Information”) to the extent exclusively relating to the Business from and after the Closing; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Parent or any of its Affiliates from and after the Closing from a third party source that is not known by Parent or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no breach of this Section 5.2(b) by Parent, (iii) to the extent disclosure is reasonably necessary for Parent or any of its Affiliates to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Parent or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Parent shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information.

(c)          For a period of twenty-four (24) months following the Closing Date, Purchaser shall, and shall cause its Subsidiaries (including the Transferred Entities) to, hold in confidence and not use for any purpose any nonpublic information that is proprietary or competitively sensitive (“Sensitive Retained Business Information”) to the extent exclusively relating to the Retained Businesses from and after the Closing; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Purchaser or any of its Affiliates from and after the Closing from a third party source that is not known by Purchaser or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no breach of this Section 5.2(c) by Purchaser, (iii) to the extent disclosure is reasonably necessary for Purchaser or any of its Affiliates to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Purchaser or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Purchaser or any of its Affiliates without use of such Sensitive Retained Business Information or (v) subject to the immediately following sentence, that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Purchaser shall reasonably promptly notify Parent in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Parent, at Parent’s expense, to preserve to the extent reasonably practicable the confidentiality of such information.

Section 5.3            Required Actions.

(a)          Purchaser and Parent shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to promptly take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Sale and the other transactions contemplated by this Agreement, including (i) preparing and filing all filings, forms, registrations, and notifications required to be filed to consummate the Sale and the other transactions contemplated by this Agreement; (ii) using reasonable best efforts to obtain (and cooperate with each other in obtaining) all consents, clearances, expiration or termination of any waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or consummation of the Sale or the other transactions contemplated by this Agreement, and (iv) executing and delivering any additional instruments necessary to consummate the Sale and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b)          Purchaser and Parent shall, and shall cause their respective Affiliates to, file, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, notifications under the HSR Act, and to make or file, as promptly as practicable all other filings, forms, registrations and notifications with any Governmental Entity required to be filed to consummate the Sale and the other transactions contemplated by this Agreement under any applicable Competition Law. Purchaser and Parent shall request early termination of any applicable waiting periods under the Competition Laws and, in the event that Purchaser or Parent receive a request for information or documentary material pursuant to the HSR Act or any other Competition Law (a “Second Request”), each will, and will cause their respective Affiliates to, use reasonable best efforts (and will cooperate with each other) to submit an appropriate response to such Second Request as promptly as practicable.

(c)          In furtherance of the covenants in this Section 5.3 and notwithstanding any other provision of this Agreement, (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Sale or the other transactions contemplated by this Agreement as violative of any Competition Law, each of the parties hereto shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Sale on or before the Outside Date and (ii) Purchaser shall take all actions as may be necessary to avoid or eliminate each and every impediment under the HSR Act or any other applicable Competition Laws so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including proposing, negotiating, committing to and effecting, by consent decree, hold separate Order, or otherwise (A) the sale, divestiture or disposition of or otherwise hold separate (including by establishing a trust or otherwise), any businesses, product lines, assets, or equity interests of the Transferred Entities, Purchaser, or their respective Subsidiaries, and (B) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s, the Transferred Entities’ or their respective Subsidiaries’ freedom of action with respect to, or its ability to operate and/or retain, any businesses, product lines, assets, or equity interests of the Transferred Entities, Purchaser, and their respective Subsidiaries. All such efforts by Purchaser shall be unconditional, and no actions taken pursuant to this Section 5.3(c) nor the impact thereof on the Business shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred or may occur. Notwithstanding anything herein to the contrary, (x) Parent shall not be obligated to take or agree or commit to take any such action (1) that is not conditioned on the Closing, or (2) that relates to or impacts the Retained Businesses and (y) the obligations set out under Section 5.3(c)(ii) are limited to Purchaser, the Transferred Entities and their respective Subsidiaries.

(d)          Purchaser and Parent shall cooperate and consult with each other in connection with the making of all filings, notifications, communications, submissions, and any other actions pursuant to this Section 5.3, and, to the extent not prohibited by applicable Law, Purchaser and Parent shall each keep the other apprised on a current basis of the status of matters relating to the completion of the Sale and the other transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Purchaser and Parent, as the case may be, or any of their respective Affiliates, from any third party and/or any Governmental Entity with respect to the Sale or the other transactions contemplated by this Agreement. Subject to applicable Law relating to the exchange of information (including the Confidentiality Agreement), Purchaser and Parent shall permit counsel for the other party a reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions to any Governmental Entity. Purchaser and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Agreement as “outside counsel only.” Such designated materials, and the information contained therein, shall be given only to the outside legal counsel of the recipient involved in the Sale and the other transactions contemplated by this Agreement and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless written permission is obtained in advance from the source of the materials (Purchaser or Parent, as the case may be) or its legal counsel in advance of it being shared; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns. Purchaser and Parent shall not participate in any meeting (whether in-person, by telephone, or otherwise) with any Governmental Entity in connection with this Agreement or the Sale, or with any other Person in connection with any proceeding or Action by a private party relating to the HSR Act or any other applicable Competition Laws in connection with this Agreement or the Sale, unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e)          Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party whose consent or approval is sought in connection with the transactions contemplated hereby. Whether or not the Sale is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal, economist and other professional fees) to any third party or any Governmental Entity to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 5.3. Section 5.5 or Section 5.22, other than the fees of and payments to Parent’s legal and professional advisors.

Section 5.4            Conduct of Business.

(a)          Parent covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement except (i) as otherwise required or as expressly contemplated by this Agreement or the Pre-Closing Restructuring, (ii) as required by Law, (iii) to the extent exclusively relating to and exclusively affecting any Retained Businesses, (iv) as disclosed in Section 5.4 of the Parent Disclosure Schedule, (v) as otherwise consented to by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), or (vi) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures or which is otherwise taken, or omitted to be taken, in response to COVID-19 or any other pandemic, epidemic or disease outbreak, as determined by Parent in its reasonable discretion following reasonable consultation with Purchaser, Parent shall cause the Transferred Entities to (and Parent shall, and shall cause each of its Subsidiaries to, in each case solely to the extent relating to the Business):

(A)             conduct the Business in the ordinary course of business in all material respects;

(B)              use commercially reasonable efforts to preserve intact their respective business organizations and preserve the business relationships with significant customers and others having significant business relationships with them;

(C)              not (1) amend or propose to amend their respective certificates of incorporation or by-laws or equivalent organizational documents in any manner adverse to Purchaser, (2) split, reverse split, combine, subdivide or reclassify their outstanding capital stock, or (3) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a Transferred Entity (except as may facilitate the elimination of intercompany accounts contemplated by Section 5.7 or Section 5.8);

(D)             other than Permitted Liens, not (1) issue, sell, pledge, encumber, transfer or dispose of, or agree to issue, sell, pledge, encumber, transfer or dispose of, or (2) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, any shares of capital stock or other equity interests of any Transferred Entity, any options, warrants or rights of any kind to acquire any shares of capital stock or other equity interests of any Transferred Entity or any debt or equity securities of any Transferred Entity that are convertible into or exercisable or exchangeable for such capital stock or other equity interests;

(E)              not (1) incur in excess of $5 million of indebtedness for borrowed money outstanding at any time (other than intercompany indebtedness and guarantees of indebtedness under the Parent Credit Agreement and Parent Notes), (2) acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any assets, business or corporation, partnership or other business organization or division thereof, other than (x) the consummation of acquisitions pursuant to a Contract entered into by Parent, a Seller or any Transferred Entity prior to the date of this Agreement and made available to Purchaser prior to the date of this Agreement and (y) purchases of goods and services in the ordinary course of business, or (3) sell, pledge, dispose of or encumber any material assets or businesses, other than in the ordinary course of business, sales or dispositions pursuant to a Contract entered into by Parent, a Seller or any Transferred Entity prior to the date of this Agreement and made available to Purchaser prior to the date of this Agreement or Permitted Liens;

(F)              except as required by any Parent Benefit Plan or Transferred Entity Benefit Plan, not: (1) increase the compensation, bonus or other benefits of Business Employees or Former Business Employees, (2) grant or increase the benefits payable under any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or arrangement with any Business Employee, (3) adopt or establish any new Benefit Plan or amend any existing Benefit Plan (other than renewals and other changes in re-enrollment terms of any Benefit Plans that are Welfare Plans, in each case in the ordinary course of business consistent with past practice), or (4) hire or promote any individual with an annual base salary in excess of $100,000, in each case of any increases in compensation, benefits, hiring or promotion as set forth, respectively, in the foregoing clauses (1) through (4), whether in response to COVID-19 or any other pandemic, epidemic or disease outbreak or otherwise (notwithstanding the first sentence of this Section 5.4);

(G)              not make any material change to its methods of financial accounting, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(H)             except as set forth in Section 5.4 of the Parent Disclosure Schedule, not commit or authorize any commitment to make any capital expenditures;

(I)               not dissolve, merge or consolidate with any other Person;

(J)               not (1) make (except in a manner that is consistent with past practice), change or revoke any material Tax election, (2) change any annual accounting period, (3) change any material method of accounting for Tax purposes, (4) settle any claim or assessment in respect of a material amount of Taxes, (5) file any material amended Tax Return, (6) consent to an extension or waiver of any limitation period with respect to any claim or assessment for Taxes (except, in each case, in connection with any automatic or automatically granted extension to file any Tax Return or in connection with any Tax Proceeding pending as of the date of this Agreement and disclosed in Section 3.13 of the Parent Disclosure Schedule) or (7) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law), in each case, except for any action that would not reasonably be expected to result in a material increase in the Tax liability of Purchaser and its Affiliates (including the Transferred Entities), it being agreed and understood that none of clauses (A) through (I) or (K) through (M) of this Section 5.4(a) shall apply to Tax compliance matters (other than clause (M) insofar as it relates to this clause (J)) and that this clause (J) shall apply solely with respect to Taxes imposed directly on, or refundable or creditable directly to, any Transferred Entity (and, for the absence of doubt, shall not apply with respect to U.S. federal income Taxes or to the extent that any state or local Tax Laws require conformity with U.S. federal income Tax Laws);

(K)             not (1) materially amend, voluntarily terminate (other than in accordance with its terms) or cancel any Business Material Contract or (2) enter into any Contract that if in effect on the date hereof would be a Business Material Contract, other than, (x) in the case of the foregoing clause (2), any franchise agreements and (y) in the case of the foregoing clause (1), any amendments to the Parent Credit Agreement and Parent Notes that would not reasonably be expected to have a material adverse effect on the Transferred Entities, the Business or the transactions contemplated by this Agreement;

(L)              not settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Entity, against any Transferred Entity, other than settlements or compromises of any Action in the ordinary course of business and where the amount paid in settlement or compromise does not exceed $1 million individually or $5 million in the aggregate to be paid prior to the Closing or taken into account in the determination of Working Capital on the Final Closing Statement (excluding any amounts covered by insurance or amounts Parent or another member of the Parent Group agrees to pay) (it being agreed and understood that this clause (L) shall not apply with respect to (x) Tax matters, which shall be governed by clause Section 5.4(a)(J) or (y) derivative, direct or other Actions brought by or on behalf of Parent stockholders); or

(M)            not agree or commit to do or take any action described in this Section 5.4(a).

(b)          Purchaser covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise contemplated by this Agreement, (ii) as required by Law, (iii) as disclosed in Section 5.4 of the Purchaser Disclosure Schedule, or (iv) as otherwise consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall cause its Subsidiaries not to:

(A)             acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or dissolve, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent or delay the consummation of the Sale or any other transaction contemplated by this Agreement;

(B)              take any action that would reasonably be expected to cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied or prevent or delay the consummation of the Sale or any other transaction contemplated by this Agreement beyond the Outside Date;

(C)              initiate any communications relating to the Business with any franchisees of the Business; or

(D)             agree or commit to do or take any action described in this Section 5.4(b).

(c)          Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ (including the Transferred Entities’) businesses or operations, other than with respect to the Business after Closing.

Section 5.5            Third Party Consents; Shared Contracts.

(a)          Parent and Purchaser shall, and shall cause their respective Subsidiaries to, reasonably cooperate to obtain any consents from third parties under Contracts (excluding Contracts relating to any SMAC Loans) required in connection with the consummation of the transactions contemplated by this Agreement (the consents of third parties referred to in this Section 5.5, collectively, the “Third Party Consents”). Notwithstanding anything to the contrary contained herein, (i) Parent shall not have any further obligation under this Section 5.5 with respect to any consents of third parties (including the Third Party Consents) that are not obtained on or prior to one hundred eighty (180) days following the Closing Date; and (ii) none of Parent, Purchaser nor any of their respective Affiliates shall have any obligation to make any payments or other concession, or incur any other Liability, or commence or participate in any Action to obtain any consents of third parties (including Third Party Consents) or effect any of the transfers or arrangements contemplated by this Section 5.5, and the failure to receive any such consents or to effect any such transfers or arrangements shall not be taken into account in determining whether any condition to the Closing set forth in Article VIII shall have been satisfied. If, on the Closing Date, any such consent has not been obtained to permit an assignment or transfer of any such Contract, or if an attempted transfer or assignment thereof would be ineffective or a violation of Law, the parties shall use commercially reasonable efforts to enter into a mutually agreeable arrangement (i) under which Purchaser will, in compliance with Law, obtain the benefits and assume the obligations and bear the economic burdens associated with such Contract in accordance with this Agreement, including subcontracting, sublicensing or subleasing to Purchaser or (ii) under which Parent will enforce for the benefit (and at the expense) of Purchaser any and all of the rights of Parent and its Subsidiaries against a third party associated with such Contract.

(b)          Parent and Purchaser acknowledge that Parent and its Subsidiaries (including the Transferred Entities) are parties to certain Contracts (collectively, the “Shared Contracts”) that relate in part to both (i) the operations or conduct of the Business and (ii) the operations or conduct of the Retained Businesses; provided, that in no event shall Shared Contracts include any (x) Contracts for Overhead and Shared Services, (y) Contracts the benefits of which are provided to the Transferred Entities pursuant to the Ancillary Agreements or (z) any Contracts set forth on Section 5.5(b) of the Parent Disclosure Schedule. Parent and Purchaser shall cooperate with each other and use their respective commercially reasonable efforts prior to the Closing (i) to cause the Shared Contract to be apportioned (including by obtaining the consent of such counterparty to enter into a new contract or amendment, or splitting or assigning in relevant part such Shared Contract), effective as of the Closing, between the Transferred Entities and the Parent Group, pursuant to which the Parent Group will assume all of the rights and obligations under such Shared Contract that relate to the Retained Businesses, on the one hand, and the Transferred Entities will assume all of the rights and obligations under such Shared Contract that relate to the Business, on the other hand; and (ii) in the case of the Parent Group, to cause the applicable counterparty to release the Transferred Entities, as applicable, from the obligations of the Parent Group arising after the Closing Date under the portion of the Shared Contract apportioned to the Parent Group and, in the case of the Transferred Entities, to cause the applicable counterparty to release the Parent Group from the obligations of the Transferred Entities arising after the Closing Date under the portion of the Shared Contract apportioned to the Transferred Entities. Any Shared Contract for which the arrangements described in this Section 5.5(b) could not be entered into prior to the Closing shall be subject to Section 5.5(a) and, with respect to any such Shared Contract, (i) Parent and Purchaser shall work in good faith to determine the feasibility of separating such Shared Contract and (ii) if, notwithstanding such good-faith efforts, the parties are unable to agree on a mutually satisfactory plan for separating any such Shared Contract, Purchaser and Parent will negotiate in good faith appropriate means for (1) Purchaser to obtain the benefits and assume the obligations associated with the portion of such Shared Contract relating to the Business for a transitional period and (2) Parent to obtain the benefits and assume the obligations associated with the portion of such Shared Contract relating to the Retained Businesses for a transitional period.

(c)          From and after the Closing, (x) Purchaser shall indemnify and hold harmless the Parent Group against all Losses arising from or relating to the portion of any Shared Contract apportioned to the Transferred Entities, (y) Parent shall indemnify and hold harmless Purchaser and its Subsidiaries (including the Transferred Entities) against all Losses arising from or relating to the portion of any Shared Contract apportioned to the Parent Group and (z) Purchaser and the Transferred Entities shall not extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect any member of the Parent Group without Parent’s prior written consent, and Parent and the other members of the Parent Group shall not extend the term or otherwise amend the terms of any Shared Contract in a manner that would adversely affect Purchaser or the Transferred Entities without Parent’s prior written consent.

Section 5.6            Public Announcements. No party to this Agreement nor any Affiliate or representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or stock exchange rules or as Parent deems necessary or advisable to comply with its SEC disclosure and filing requirements, in which case the party seeking to publish such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication or (b) to the extent the contents of such release or announcement have previously been released publicly by a party hereto or are consistent in all material respects with materials or disclosures that have previously been released publicly without violation of this Section 5.6. The parties hereto agree that (i) the initial press release to be issued with respect to the execution of this Agreement and (ii) the press release to be issued at Closing, shall be in forms agreed to by Parent and Purchaser. Notwithstanding anything to the contrary contained herein, Purchaser and its Affiliates shall, subject to imposing customary confidentiality obligations, be entitled to provide general information concerning the transactions contemplated hereby to their respective investors, limited partners and prospective investors for the purpose of fundraising, marketing or reporting or informational activities, in each case, without obtaining such prior approval.

Section 5.7            Intercompany Accounts; Cash. Except as described on Section 5.7 of the Parent Disclosure Schedule, at or prior to the Closing, (a) all intercompany accounts between any member of the Parent Group, on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated and (b) any and all cash or cash equivalents of the Transferred Entities may be extracted from the Transferred Entities by Parent and its Affiliates prior to the Effective Time (including through cash sweeps, dividend payments, distributions, share redemptions, recapitalizations and the settling of intercompany loans accounts), in the case of each of clause (a) and (b), in such a manner as Parent shall determine in its reasonable discretion, provided that it does not create any Cross-Border Intercompany Accounts between any of the Transferred Entities. A “Cross-Border Intercompany Account” is an intercompany account under which the payable is owed by a Transferred Entity organized under the laws of one country (or a political subdivision thereof) and the receivable is owned by a Transferred Entity organized under the laws of a different country (or a political subdivision thereof). Notwithstanding anything to the contrary contained herein, (x) intercompany accounts between and among any of the Transferred Entities shall not be required to have been eliminated at the Closing and (y) trade accounts payable and receivable between any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand, created in the ordinary course of business, shall not be required to have been eliminated at the Closing.

Section 5.8            Termination of Intercompany Arrangements.

(a)          Effective at the Closing, other than any intercompany accounts governed by Section 5.7, all Contracts or understandings, including all obligations to provide goods, services or other benefits by any member of the Parent Group, on the one hand, and any Transferred Entity on the other hand, shall be terminated without any party having any continuing obligations or Liability to the other, except for (i) this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by any member of the Parent Group, on the one hand, and any Transferred Entity, on the other hand), (ii) any Contracts or understandings to which any third party is a party (including the Shared Contracts) and (iii) the other Contracts or understandings listed in Section 5.8 of the Parent Disclosure Schedule.

(b)          Purchaser acknowledges, on behalf of itself and its Subsidiaries, that (i) the Business as presently conducted receives or benefits from Overhead and Shared Services furnished by members of the Parent Group, including information technology services, and (ii) effective as of the Closing, the sole obligations of the members of the Parent Group with respect to the provision of any Overhead and Shared Services to the Business shall be as set forth in the Transition Services Agreement.

Section 5.9            Guarantees.

(a)          From and after the Closing, Purchaser and the Transferred Entities, jointly and severally, shall indemnify and hold harmless the members of the Parent Group against any Liabilities that the members of the Parent Group suffer, incur or are liable for by reason of or arising out of or in consequence of (i) the members of the Parent Group issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation relating to the Business or the Transferred Entities (other than the FDD Obligations) (collectively, the “Parent Guarantees”), (ii) any claim or demand for payment made on a member of the Parent Group with respect to any of the Parent Guarantees or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Parent Guarantees, in each case except to the extent such Liabilities are suffered or incurred as a result of any such member of the Parent Group’s gross negligence, bad faith or willful misconduct, and shall promptly reimburse the members of the Parent Group for any fees or expenses incurred in connection with any of the foregoing clauses (i) through (iii). With respect to any Parent Guarantee, Parent and each of its Affiliates is referred to as a “Guarantee Indemnified Party” for purposes of Section 5.9.

(b)          From and after the Closing, Parent shall indemnify and hold harmless the Transferred Entities against any Liabilities that the Transferred Entities suffer, incur or are liable for by reason of or arising out of or in consequence of (i) the Transferred Entities issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation relating to the Retained Businesses (collectively, the “Transferred Entity Guarantees” and, together with the Parent Guarantees, the “Guarantees”), (ii) any claim or demand for payment made on the Transferred Entities or any of their respective Affiliates with respect to any of the Transferred Entity Guarantees or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Transferred Entity Guarantees, in each case except to the extent such Liabilities are suffered or incurred as a result of any such Transferred Entity’s gross negligence, bad faith or willful misconduct, and shall promptly reimburse the Transferred Entities for any expenses incurred in connection with any of the foregoing clauses (i) through (iii). With respect to any Transferred Entity Guarantee, the Transferred Entity and each of its Affiliates is referred to as an “Guarantee Indemnified Party” for purposes of Section 5.9.

(c)          Without limiting Section 5.9(a) or Section 5.9(b) in any respect, Purchaser (in the case of any Parent Guarantee) and Parent (in the case of any Transferred Entity Guarantee) shall use its reasonable best efforts, at its sole expense, to cause itself or its Subsidiaries to be substituted in all respects for the Guarantee Indemnified Party, and for the Guarantee Indemnified Party to be released, effective as of the Closing, in respect of, or otherwise terminate (and cause the Guarantee Indemnified Party to be released in respect of), all obligations of the Guarantee Indemnified Party under each Parent Guarantee or Transferred Entity Guarantee set forth on Section 5.9(c) of the Parent Disclosure Schedule, as applicable (including, in each case, by delivering at Closing (i) executed agreements to assume reimbursement obligations for such Guarantees, (ii) executed instruments of guaranty, letters of credit or other documents requested by any banks, customers or other counterparties with respect to such Guarantees, and (iii) any other documents reasonably requested by Parent (in the case of any Parent Guarantee) or Purchaser (in the case of any Transferred Entity Guarantee) in connection with such party’s obligations under this Section 5.9). In furtherance and not in limitation of the foregoing, at the request of a Guarantee Indemnified Party, Purchaser (in the case of the Parent Guarantees) and Parent (in the case of the Transferred Entity Guarantees) shall and shall cause its Subsidiaries to assign or cause to be assigned any Contract underlying such Guarantee to a Subsidiary of Purchaser (in the case of the Parent Guarantees) or Parent (in the case of the Transferred Entity Guarantees) meeting the applicable net worth and other requirements in such Contract to give effect to the provisions of the preceding sentence. For any Guarantees for which Purchaser or any Transferred Entity (in the case of a Parent Guarantee) or Parent or any of its Subsidiaries (in the case of a Transferred Entity Guarantee), as applicable, is not substituted in all respects for the Guarantee Indemnified Party (or for which the Guarantee Indemnified Party is not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with the Guarantee Indemnified Party to be released in respect thereof), each of Purchaser (in the case of a Parent Guarantee) and Parent (in the case of a Transferred Entity Guarantee), shall continue to use its best efforts and shall cause its Subsidiaries to use their best efforts to effect such substitution or termination and release after the Closing. Without limiting the foregoing, neither Purchaser (in the case of a Parent Guarantee) nor Parent (in the case of a Transferred Entity Guarantee) shall, or shall permit any of its Subsidiaries to, extend or renew any Contract containing or underlying a Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser or the Transferred Entities (in the case of a Parent Guarantee) or Parent or any of its Subsidiaries (in the case of a Transferred Entity Guarantee) are substituted in all respects for the Guarantee Indemnified Party, and the Guarantee Indemnified Party is released, in respect of all obligations of the Guarantee Indemnified Party under such Guarantee.

Section 5.10        Insurance.

(a)          Subject to Section 5.10(b), from and after the Closing, the Transferred Entities shall cease to be insured by the Parent Group’s current and historical insurance policies or programs and by any of its current and historical self-insured programs, and neither the Transferred Entities nor Purchaser nor its other Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets or any Liability of the Transferred Entities or arising from the operation of the Business, in each case including with respect to all known and incurred but not reported claims. The members of the Parent Group may amend any insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 5.10(a). From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Transferred Entities and the Business. Subject to Section 5.10(b), Purchaser further covenants and agrees that it will not, and will cause the Transferred Entities to not, seek to assert or exercise any rights or claims of any Transferred Entity or the Business under or in respect of any past or current insurance policy, program or self-insurance program of any member of the Parent Group under which any Transferred Entity or Affiliate thereof or the Business has been a named insured.

(b)          Notwithstanding Section 5.10(a), from and after the Closing, with respect to any Loss incurred by any Transferred Entity to the extent arising out of acts or omissions related to the Business prior to the Closing, (i) the Transferred Entities may request Parent or its applicable Subsidiaries to make claims under, in each case at the sole expense of the Transferred Entities, the insurance policies set forth on Section 5.10(b) of the Parent Disclosure Schedule, but solely to the extent that such policies provided coverage for the applicable Transferred Entity with respect to events occurring or claims made prior to the Closing, (ii) Parent shall, and shall cause its applicable Subsidiaries to, use commercially reasonable efforts in pursuing such claims (to the extent there is available coverage under the applicable insurance policies after exhausting any other claims of the Parent Group under such policies) and (iii) Parent shall, and shall cause its applicable Subsidiaries to, provide Purchaser with the net proceeds Parent or its Subsidiaries actually recovers (for the avoidance of doubt, reduced by any Taxes of Parent or its Subsidiaries resulting from such recovery) under such insurance policies with respect to such claims; provided, that (A) such access to, and the right to make claims under, such insurance policies shall be subject to the terms and conditions of such insurance policies, including any limits on coverage or scope, any deductibles and other fees and expenses, (B) upon the request of Parent, Parent’s applicable Subsidiaries, Purchaser and Purchaser’s Affiliates and representatives shall cooperate with Parent and its applicable Subsidiaries in pursuing any such claims, (C) upon the request of Parent or its applicable Subsidiaries, Purchaser agrees to prepay to or reimburse the applicable members of the Parent Group for all out-of-pocket costs incurred by any member of the Parent Group associated with Purchaser-requested claims, including fees and expenses, costs of filing a claim, arbitration costs, and any deductibles or premium increases under the insurance policies and programs resulting from or allocable to such claims, and Parent and its Affiliates shall have no obligation to incur any such unreimbursed costs, (D) neither Parent not its Subsidiaries shall be required to amend any insurance policy, increase any coverage under any insurance policy or take any action that would be reasonably likely to (1) have an adverse impact on the then-current relationship between Parent and its Affiliates, on the one hand, and the applicable insurance company, broker or third-party claims administrator, on the other hand, (2) result in the applicable insurance company terminating or reducing coverage, or materially increasing the amount of any premium owed by Parent or any of its Affiliates under the applicable insurance policy unless such amount is netted from the recovery amount paid to Purchaser, or (3) otherwise compromise, jeopardize or interfere with the rights of Parent or any of its Affiliates under the applicable insurance policy.

(c)          All payments and reimbursements by Purchaser pursuant to this Section 5.10 will be made within thirty (30) days after Purchaser’s receipt of an invoice therefor from Parent or its applicable Subsidiaries.

(d)          This Agreement shall not be considered an attempted assignment of any policy of insurance or as a Contract of insurance and shall not be construed to waive any right or remedy of Parent or any of its Affiliates in respect of any insurance policy or any other Contract or policy of insurance.

(e)          Notwithstanding anything elsewhere in this Section 5.10 to the contrary, Parent and its Affiliates may amend or terminate any insurance policy.

Section 5.11          Litigation Support. In the event and for so long as (a) Parent or any of its Affiliates is prosecuting, contesting or defending against any Action, investigation, charge or demand by a third party (other than an action brought against or by Purchaser or any of its Affiliates) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Entities, or (b) Purchaser or any Transferred Entity is prosecuting, contesting or defending against any Action, investigation, charge or demand by a third party (other than an action brought against or by Parent or any of its Affiliates) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Retained Businesses, the other party shall, and shall cause its other Affiliates (including, in the case of Purchaser, the Transferred Entities) and its and their officers and employees, and shall use its reasonable best efforts to cause its and their other representatives, to, cooperate with the prosecuting, contesting or defending party and its Affiliates and its and their counsel in such prosecution, contest or defense, including making available its personnel, participating in meetings, providing such testimony and access to their books and records and taking such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense, at the sole cost and expense of the prosecuting, contesting or defending party.

Section 5.12          Misdirected Payments. Except as otherwise provided in this Agreement or any Ancillary Agreement, following the Closing, (a) if any payments due with respect to the Business are paid to any member of the Parent Group, Parent shall, or shall cause the applicable member of the Parent Group to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser and (b) if any payments due with respect to the Retained Business are paid to Purchaser, the Transferred Entities or their Affiliates, Purchaser shall transfer, or cause its Affiliates to, promptly remit by wire or draft such payment to an account designated in writing by Parent.

Section 5.13          Use of Business Names. Within three (3) Business Days following the Closing, Parent shall take all actions necessary to change its corporate name and NYSE ticker symbol to not include any ServiceMaster Name; provided, however, that Parent and its Subsidiaries may continue to use (i) the Business Names (other than the ServiceMaster Names) for a period not to exceed ninety (90) days following the Closing Date and (ii) the ServiceMaster Names for a period not to exceed six (6) months from the Closing Date, in each case, in substantially the same manner as used prior to the Closing. The foregoing shall not limit email forwarding or redirecting from email addresses that include the Business Names and the use of systems or applications to support such forwarding or redirecting, or Parent or any of its Subsidiaries continuing to refer to, make available or otherwise use any regulatory filings, public announcements or similar documents of Parent or its Subsidiaries that were made prior to the Closing and that include the Business Names, or to make historical use or nominative use of the Business Names, including to refer to the transactions contemplated hereunder, provided that Parent and its Subsidiaries do not use the Business Names in a manner that would reasonably imply any ongoing affiliation with Purchaser. To the extent any of the foregoing constitute a trademark usage of any Marks owned by Purchaser following the Closing, (i) all goodwill associated with the use of such Marks by Parent and its Subsidiaries shall inure to the exclusive benefit of Purchaser, and (ii) Parent and its Subsidiaries shall not use the Business Names in a manner that materially detracts from the goodwill associated therewith.

Section 5.14          Employee Non-Solicitation.

(a)           For a period of one (1) year following the Closing Date, Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly, employ, hire, enter into an agency or consulting relationship with, recruit or solicit for employment or knowingly interfere with the employment of any management-level employee of the Transferred Entities or the Business (“Purchaser Restricted Employees”); provided that the foregoing restrictions shall not apply to (i) any Purchaser Restricted Employee who ceased to be employed by Purchaser or its Subsidiaries (including the Transferred Entities) at least ninety (90) days prior to any solicitation by and the commencement of any discussions with Parent or its Subsidiaries and (ii) any general solicitations not targeted at Purchaser Restricted Employees (including through the use of recruiting firms not directed at Purchaser Restricted Employees) or advertisements in any newspaper, magazine, trade publication, electronic medium or other media and any Purchaser Restricted Employees who respond thereto; provided, that the restrictions on employing and hiring shall apply to Purchaser Restricted Employees who respond to such solicitation.

(b)          For a period of one (1) year following the Closing Date, Purchaser shall not, and shall cause its Subsidiaries (including the Transferred Entities) not to, directly or indirectly, employ, hire, enter into an agency or consulting relationship with, recruit or solicit for employment or knowingly interfere with the employment of any management-level employee of Parent or its Subsidiaries or the Retained Businesses or any other employee of Parent or its Subsidiaries or the Retained Businesses whose primary designated place of employment is Parent’s headquarters location (“Parent Restricted Employees”); provided that the foregoing restrictions shall not apply to (i) any Parent Restricted Employee who ceased to be employed by Parent or its Subsidiaries at least ninety (90) days prior to any solicitation by and the commencement of any discussions with Parent or its Subsidiaries and (ii) any general solicitations not targeted at Parent Restricted Employees (including through the use of recruiting firms not directed at Parent Restricted Employees) or advertisements in any newspaper, magazine, trade publication, electronic medium or other media and any Parent Restricted Employees who respond thereto; provided, that the restriction on employing and hiring shall apply to Parent Restricted Employees who respond to such solicitation.

Section 5.15          Financing.

(a)          Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain Financing sufficient to fund the Financing Amounts on or prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letters as promptly as possible but in any event prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letters, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) and (iii) satisfying on a timely basis all conditions in the Commitment Letters and the Definitive Agreements and complying with its obligations thereunder. Purchaser shall comply with its obligations under the Commitment Letters and Definitive Agreements in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Commitment Letters or the Definitive Agreements (other than the consummation of the Sale and, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied, Purchaser shall use reasonable best efforts to cause the Lenders and Equity Investors to comply with their respective obligations thereunder, including to fund the Financing.

(b)          Purchaser shall not without the prior written consent of Parent: (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letters or the Definitive Agreements if such amendment, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Financing, (C) adversely affects the ability of Purchaser to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Purchaser to enforce its rights against the other parties to the Commitment Letters as in effect on the date hereof or (D) could otherwise reasonably be expected to prevent, impede or delay the consummation of the Sale and the other transactions contemplated by this Agreement; or (ii) terminate the Commitment Letters or any Definitive Agreement. Purchaser shall promptly deliver to Parent copies of any such amendment, modification, waiver or replacement.

(c)          In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Purchaser will, prior to the occurrence of the Outside Date, (i) use reasonable best efforts to arrange and obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Financing, to consummate the transactions contemplated by this Agreement and to pay the Financing Amounts) from the same or other sources and (ii) promptly notify Parent of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Debt Commitment Letters” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative debt financing arranged in compliance herewith and the term “Debt Financing” shall be deemed to include any alternative debt financing obtained in compliance herewith. Purchaser shall provide Parent with prompt written notice of any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement that could reasonably be expected to result in the Financing not being available in an amount necessary to fund the Financing Amounts and a copy of any written notice or other written communication from any Lender, Equity Investor or other financing source with respect to any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof that could reasonably be expected to result in the Financing not being available in an amount necessary to fund the Financing Amounts. Upon written request from Parent, Purchaser shall inform Parent in reasonable detail on the status of its efforts to consummate the Financing. The foregoing notwithstanding, compliance by Purchaser with this Section 5.15 shall not relieve Purchaser of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available, subject to the limitations set forth in Section 11.11(b).

(d)          Prior to the Closing, Parent shall use its reasonable efforts to provide, and to cause its Subsidiaries to provide, all cooperation reasonably requested by Purchaser in writing necessary to obtain the Debt Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Parent or any of its Affiliates), including using reasonable efforts: (A) to furnish to Purchaser customary instruments, as reasonably required by the Financing Entities, relating to the release of guarantees incurred, and Liens granted, by the Transferred Entities in respect of any existing indebtedness of the Transferred Entities under the Parent Credit Agreement and Parent Notes, which shall not be operative until the Closing, (B) to furnish Purchaser and its financing sources with information necessary to prepare any pro forma financial statements required to satisfy paragraph 2 of Annex II of the Debt Commitment Letter and (C) to furnish to Purchaser information of the Transferred Entities in connection with preparing schedules, certificates and other financing documentation necessary to obtain the Debt Financing and reasonably requested by Purchaser. The foregoing notwithstanding, neither Parent nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.15: (i) that would require Parent, the Transferred Entities or any of Parent’s or Transferred Entities’ respective Affiliates or any persons who are officers or directors of such entities (other than such officers or directors who are Business Employees that will remain officers or directors of the Transferred Entities after the Closing) to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, (ii) that would cause any representation or warranty in this Agreement to be breached by Parent or any of its Affiliates, (iii) that would require Parent or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing, (iv) that would cause any director, officer, employee or stockholder of Parent or any of its Affiliates to incur any personal liability, (v) that would conflict with the organizational documents of Parent or any of its Affiliates or any Laws, (vi) that would reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Parent or any of its Affiliates is a party, (vii) to provide access to or disclose information that Parent or any of its Affiliates determines would jeopardize any attorney-client privilege of Parent or any of its Affiliates, or (viii) to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice (it being agreed that neither Parent nor any of its Affiliates will have any obligation to prepare pro forma financial information or post-closing financial information). Nothing contained in this Section 5.15 or otherwise shall require (x) Parent or any of its Affiliates (other than the Transferred Entities) to be an issuer or other obligor with respect to the Debt Financing or (y) any Transferred Entity to be an issuer or other obligor with respect to the Debt Financing prior to the Closing. Purchaser shall, promptly upon request by Parent, reimburse Parent or any of its Affiliates for all reasonable out-of-pocket costs incurred by them or their respective representatives in connection with such cooperation and shall indemnify, reimburse and hold harmless Parent and its Affiliates and their respective representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Purchaser or its representatives pursuant to this Section 5.15 and any information used in connection therewith, in each case except to the extent such losses are suffered or incurred as a result of any such person’s gross negligence or willful misconduct, as applicable. Parent and the Transferred Entities agree to (x) provide prior to Closing the historical financial statements required to be delivered pursuant to paragraph 2 of Annex II of the Debt Commitment Letter (the “Required Financial Information”) and (y) use reasonable best efforts to update any Required Financial Information provided to Purchaser from time to time as may be necessary so that such Required Financial Information is, and continues to remain, Compliant through the Closing Date.

(e)          The parties hereto acknowledge and agree that the provisions contained in this Section 5.15 represent the sole obligation of Parent and its Subsidiaries with respect to cooperation in connection with the arrangement of the Financing to be obtained by Purchaser with respect to the transactions contemplated by this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements, and no other provision of this Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements or the Local Share Transfer Agreements shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

(f)           All non-public or otherwise confidential information regarding Parent or any of its Affiliates obtained by Purchaser or its representatives pursuant to this Section 5.15 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Purchaser shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements reasonably satisfactory to Parent or in the manner contemplated by the Debt Commitment Letter. Parent hereby consents to the use of the Transferred Entities’ logos in connection with the Financing.

Section 5.16          R&W Insurance Policy. In the event that Purchaser or any of its Affiliates procures an insurance policy with respect to the representations and warranties set forth in this Agreement, any such policy shall include a provision whereby the insurer(s) expressly waives, and irrevocably agrees not to pursue, directly or indirectly, any subrogation rights against Parent or any of its Affiliates, or any former shareholders, managers, members, directors, officers, employees, agents and representatives of any of the foregoing with respect to any claim made by any insured thereunder (and such Persons shall be express third-party beneficiaries of such provision), and the subrogation provisions therein may not be amended or waived in any manner that is adverse to Parent or any of its Affiliates without Parent’s prior written consent (which consent shall be in the sole and absolute discretion of Parent). For the avoidance of doubt, in no event shall Parent’s obligations or liability under Article X be expanded or increased as a result of any failure by Purchaser or its Affiliates to obtain a representation and warranty insurance policy or, if obtained, any of the terms or conditions thereof.

Section 5.17          D&O Indemnification and Insurance.

(a)          For not less than six (6) years from and after the Closing Date, Purchaser and the Transferred Companies shall, and shall cause the Transferred Entities to, indemnify and hold harmless all current and former officers, directors, partners, members, managers or employees of the Transferred Entities (or their respective predecessors) (collectively, the “D&O Indemnitees”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each D&O Indemnitee to the extent permitted by applicable Law; provided that such D&O Indemnitee agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such D&O Indemnitee is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Sale or the other transactions contemplated hereby), in connection with such Persons serving as an officer, director, employee, agent or other fiduciary of any Transferred Entity or of any Person if such service was at the request or for the benefit of any of the Transferred Entities, to the extent permitted by Law. Notwithstanding anything herein to the contrary, if any D&O Indemnitee notifies Purchaser on or prior to the sixth (6th) anniversary of the Closing Date of a matter in respect of which such Person may seek indemnification pursuant to this Section 5.17(a), the provisions of this Section 5.17(a) shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b)          From and after the Closing, Purchaser and the Transferred Companies shall and shall cause the Transferred Entities to take any necessary actions to provide that all rights to indemnification and all limitations on liability existing in favor of any D&O Indemnitees, as provided in (i) the organizational documents of the Transferred Entities in effect on the date of this Agreement or (ii) any agreement providing for indemnification by any Transferred Entity of any of the D&O Indemnitees in effect on the date of this Agreement shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Transferred Entities.

(c)          In the event that after Closing any Transferred Entity, Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of such Transferred Entity or Purchaser, as the case may be, shall succeed to or assume the obligations set forth in this Section 5.17.

(d)          The obligations of Purchaser and the Transferred Companies under this Section 5.17 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.17 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.17 applies shall be third-party beneficiaries of this Section 5.17).

Section 5.18          Resignations. Parent shall use its reasonable best efforts to deliver any resignations, effective as of and contingent upon the occurrence of the Closing (other than with respect to any Deferred Transferred Companies or any Subsidiary thereof, which shall be effective as of and contingent upon the occurrence of the applicable Deferred Closing), of the directors, managers and officers of the Transferred Entities that are requested by Purchaser no less than five (5) Business Days prior to the Closing Date (or Deferred Closing Date, as applicable).

Section 5.19          Pre-Closing Restructuring. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that (a) nothing in this Agreement shall prohibit or restrict the transfer (by distribution or otherwise) by Parent or any of its Subsidiaries of any cash or cash equivalents prior to the Effective Time, and (b) Parent and its Subsidiaries have taken or shall take the actions set forth on Section 5.19 of the Parent Disclosure Schedule to implement the structure set forth on Section 5.19 of the Parent Disclosure Schedule (such structure, the “Closing Structure” and, such actions set forth on Section 5.19 of the Parent Disclosure Schedule, the “Pre-Closing Restructuring”). Parent shall be entitled to modify or amend the Closing Structure or the Pre-Closing Restructuring only with the prior written consent of Purchaser (not to be unreasonably withheld, delayed or conditioned). Parent shall provide Purchaser an opportunity to review any agreements, resolutions, formation documents and other instruments that are prepared to effectuate the Pre-Closing Restructuring and shall consider in good faith any comments Purchaser may have thereon; provided, however, that Purchaser’s consent (not to be unreasonably withheld, conditioned or delayed) shall be required for any such document and instrument that would reasonably be expected to impose any Liability or substantive restrictions on any Transferred Entity that will not be discharged or terminated prior to Closing; provided, further, that Purchaser may not require Parent to change the steps contemplated by the Pre-Closing Restructuring.

Section 5.20          Real Estate Sublease. Parent shall use its commercially reasonable efforts to (a) obtain any landlord consent required for Parent or its applicable Subsidiary, on the one hand, and a Transferred Entity, on the other hand, to enter into a sublease substantially consistent with the terms and conditions set forth in Exhibit B (the “Sublease”), and (ii) subject to obtaining any such required landlord consents, cause such Sublease to be entered into effective at or prior to Closing. If, on the Closing Date, any such consents have not been obtained, or if the execution of such Sublease would be ineffective or a violation of Law, the parties shall use commercially reasonable efforts to enter into a mutually agreeable arrangement under which (i) Parent or its applicable Subsidiary will, in compliance with Law and contractual obligations, obtain the benefits and assume the obligations and bear the economic burdens associated with such proposed Sublease in accordance with the terms and conditions set forth in Exhibit B and (ii) the applicable Transferred Entity will, in compliance with Law and contractual obligations, obtain the benefits and assume the obligations and bear the economic burdens associated with such proposed Sublease in accordance with the terms and conditions set forth in Exhibit B.

Section 5.21          COVID-19. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall prevent Parent or its Subsidiaries from taking or failing to take any action, including the establishment of any policy, procedure or protocol, reasonably in response to any COVID-19 Measures following reasonable consultation with Purchaser, and no such action or omission shall be deemed to violate or breach this Agreement or to cause any of the conditions to Closing to fail to be satisfied.

Section 5.22          SMAC Business. At the Closing, Parent shall, or shall cause SMAC to, assign, transfer, and convey to a Purchaser or its designee, all of the rights, obligations, title and interest of Parent and SMAC in, to and under the SMAC Business (subject, in the case of any security interest in respect of the SMAC Loans, to having first obtained any required SMC Third Party Consent), and Purchaser shall, or shall cause its designee to, accept such assignment, transfer, and conveyance and assume, undertake and agree to pay, satisfy, perform and discharge in full, as and when due, all obligations and liabilities of any kind arising out of, or required to be performed under, the SMAC Business (such assignment and assumption, the “SMAC Business Transfer”). In furtherance of the foregoing, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, Parent and Purchaser shall, and shall cause their respective Subsidiaries to, reasonably cooperate with Purchaser to obtain any consents from third parties required to cause the SMAC Loans to be secured for the benefit of Purchaser or its designee in a manner consistent in all material respects with the security interests granted for the benefit of SMAC to secure the SMAC Loans prior to the Closing (such consents, collectively, the “SMAC Third Party Consents”). Notwithstanding anything to the contrary contained herein, neither Parent nor any of its Affiliates shall have any obligation to make any payments or other concession, or incur any other Liability, or commence or participate in any Action, to obtain any consents of third parties (including the SMAC Third Party Consents) or effect any of the transfers or arrangements contemplated by this Section 5.22, and the failure to receive any such consents or to effect any such transfers or arrangements shall not be taken into account in determining whether any condition to the Closing set forth in Article VIII shall have been satisfied.

Section 5.23          Franchise Matters.

(a)          Notwithstanding anything in this Agreement to the contrary, during the period from the date of this Agreement through the earlier of the Closing or termination of this Agreement, Parent and its Subsidiaries may (x) provide any prospective or renewing franchisees of the Business with information concerning the Sale and the other transactions contemplated by this Agreement, whether in amended franchise disclosure documents, supplemental notifications to a franchise disclosure documents, or in a different format otherwise in compliance with applicable Law, or (y) unless otherwise exempt under applicable Law, make filings with Governmental Entities to amend franchise disclosure documents relating to the Business to provide information concerning the Sale, the identity of the Purchaser and its Affiliates and the other transactions contemplated by this Agreement, in the case of each of the forgoing clauses (x) or (y), as Parent deems reasonably necessary or advisable to comply with Law or to reduce the risk of claims or Liabilities from such franchisee for rescission, nondisclosure, violation of Law or otherwise, provided, however, that Purchaser shall have the right to review each such disclosure for accuracy and completeness prior to the making of any such disclosure hereunder and Purchaser’s prior written consent shall be required, which consent may not be unreasonably delayed, conditioned or denied by Purchaser, if any such disclosure contains any confidential or proprietary information of Purchaser or any of its Affiliates or, if Purchaser reasonably determines the disclosure could increase the risk Purchaser or its Affiliates will be subject to claims under state or federal franchise Laws after Closing. Until any such filings, notifications and documents referred to in the foregoing sentence are made, if applicable, and accepted or deemed effective by the applicable Governmental Entities and, if applicable, the date on which any disclosure waiting periods required under applicable Law are satisfied, Parent and its Subsidiaries may delay or suspend franchise sales and offers to prospective or renewing franchisees of the Business unless Parent determines that there is a commercially reasonable alternative which is proposed by Purchaser and is compliant with applicable Law so as to avoid the necessity for any such filings, notifications or documents.

(b)          Promptly following the Closing, Purchaser shall, and shall cause its applicable Subsidiaries to, amend (including, if applicable, by making any required filings with Governmental Entities to effectuate such amendment) any franchise disclosure documents of the Transferred Entities that are being used or are in effect to remove Parent and all other members of the Parent Group as the guarantor under any guarantee of performance or other obligations contemplated by such documents, and shall cease and refrain from making any franchise sales or offers to prospective or renewing franchisees until such amendments are made and, if applicable, accepted or deemed effective by the applicable Governmental Entities and, if applicable, the date on which any disclosure waiting periods required under applicable Law are satisfied.

(c)          From and after the Closing, Purchaser and the Transferred Entities, jointly and severally, shall indemnify and hold harmless the members of the Parent Group against any Liabilities that the members of the Parent Group suffer, incur or are liable for by reason of or arising out of or in consequence of (i) any member of the Parent Group being a guarantor under any guarantee of performance, or having any other obligation pursuant to a franchise disclosure document or related franchise document or Contract, in each case, relating to the Transferred Entities or the Business (the “FDD Obligations”), (ii) any claim or demand for payment made on a member of the Parent Group with respect to any of the FDD Obligations or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any FDD Obligations, in each case except to the extent such Liabilities are suffered or incurred as a result of any such member of the Parent Group’s gross negligence or willful misconduct and shall promptly reimburse the members of the Parent Group for any fees or expenses incurred in connection with any of the foregoing clauses (i) through (iii). Without limitation to the foregoing, Purchaser shall not, nor shall it permit any of its Affiliates to, terminate by mutual agreement with the franchisee party, consent to a transfer or assignment of, or extend or renew any franchise agreement or related Contract entered into by any Transferred Entity containing or underlying any FDD Obligation unless, prior to or concurrently with such termination, consent, transfer, assignment, extension or renewal, the applicable members of the Parent Group are released from any FDD Obligations thereunder or in connection therewith to the fullest extent permitted by Law.

Section 5.24          Wrong Pockets.

(a)          Notwithstanding any other provision of this Agreement, if Parent becomes aware that any asset, right or property exclusively related to the Business is held by Parent or any of its Affiliates, then Parent shall within thirty (30) days of becoming aware of such circumstance, use commercially reasonable efforts to transfer from Parent or one of its Affiliates to Purchaser or one of its Affiliates such assets, rights or properties and, to the extent permitted by Law, such asset, right or property shall be held in trust for Purchaser or relevant Affiliate of Purchaser pending such transfer.  Until such time that Parent transfers any such asset, property or Intellectual Property Right to Purchaser, Parent hereby grants to Purchaser and its Affiliates, effective as of the Closing Date (and to the extent such concept is applicable to the relevant asset, property or Intellectual Property Right), a non-exclusive, royalty-free, fully paid-up, worldwide, sub-licensable and transferrable right and license to fully use, practice and otherwise exploit the applicable asset, property or Intellectual Property Right, and a covenant not to sue with respect to the foregoing activities.

(b)          Notwithstanding any other provision of this Agreement, if Purchaser becomes aware that any asset, right or property exclusively related to the Retained Business is held by Purchaser or any of its Affiliates then, Purchaser shall within thirty (30) days of becoming aware of such circumstance use commercially reasonable efforts to transfer from Purchaser or one of its Affiliates to Parent or one of its Affiliates such assets, rights or properties and, to the extent permitted by Law, such asset, right or property shall be held in trust for Parent or relevant Affiliate of Parent pending such transfer.  Until such time that Purchaser transfers such asset, property or right that is an Intellectual Property Right to Parent, Purchaser hereby grants to Parent and its Affiliates, effective as of the Closing Date (and to the extent such concept is applicable to the relevant Intellectual Property Right), a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sub-licensable and transferable right and license to fully use, practice and otherwise exploit the applicable asset, property or right, and a covenant not to sue with respect to the foregoing activities.

(c)          Each party shall act in good faith to notify the other party promptly following the first party or its Affiliates becoming aware of any asset, right or property exclusively relating to the Business or the Retained Business, as applicable, that is the subject to Section 5.24(a) or Section 5.24(b).

Section 5.25          Financial Statements.

(a)          Prior to the Closing, Parent shall provide to Purchaser within fourteen (14) days after each fiscal calendar month, such monthly financial data and information for the prior month, to the extent regularly prepared for Parent’s internal use in respect of the Business.

(b)          On or prior to Closing, Parent shall deliver to Purchaser complete and correct copies of (i) the audited, combined carve-out statements of financial position of the Business as of December 31, 2018 and December 31, 2019 and (ii) the audited, combined carve-out statements of operations and comprehensive income, parent’s equity and cash flows of the Business for each of the fiscal years ended December 31, 2017, December 31, 2018 and December 31, 2019 and accompanying notes to such financial statements (collectively, the “Audited Financial Statements”), prepared in accordance with GAAP and accompanied by an unqualified audit report of the Business’ independent accountants, and (iii) unaudited condensed combined carve-out statements of financial position of the Business as of June 30, 2020 and unaudited condensed combined carve-out statements of operations and comprehensive income, changes in parent’s equity and cash flows for the Business as of and for the six-month periods ended June 30, 2020 and 2019, and accompanying notes to such financial statements, prepared in accordance with GAAP, those unaudited interim condensed combined six-month statements ended June 30, 2020 having been reviewed by the Business’ independent accountants.

Section 5.26          Transfer of IP. Parent shall, at Parent’s expense, cause its applicable Subsidiaries to transfer to one of the Transferred Entities all of the Seller’s Intellectual Property Rights exclusively related to the Business (to the extent that the owner as of the date hereof of such Intellectual Property Rights is not a Transferred Company), including the Patents, Marks and Domain Names that are set forth on Section 3.16(a) of the Parent Disclosure Schedule.

Article VI

EMPLOYEE MATTERS COVENANTS

Section 6.1            Transfer of Business Employees. Each Business Employee who is employed with a Transferred Entity at the time of the Closing, shall be referred to herein as a “Transferred Business Employee.”

Section 6.2            Terms and Conditions of Employment. For a period of one (1) year following the Closing, or such longer period as required by applicable Law, Purchaser shall, or shall cause its Affiliates to, provide to each Transferred Business Employee during his or her employment with Purchaser and its Affiliates (i) a base salary or wage rate that is not less than that in effect for such Transferred Business Employee immediately prior to Closing, (ii) short-term and long-term cash incentive compensation opportunities that are, in each case, no less favorable to those in effect for each such Transferred Business Employee immediately prior to Closing, (iii) employee benefits (other than, for the avoidance of doubt, equity-based compensation, defined benefit pension or post-employment health and life insurance, if any) that, in the aggregate, are substantially comparable to those in effect for each such Transferred Business Employee immediately prior to Closing, and (iv) severance benefits that are no less favorable than the severance benefits that would have been payable to each such Transferred Business Employee under a Parent severance plan that applied to such Transferred Business Employee immediately prior to the Closing, if any. Purchaser and its Affiliates shall, in addition to meeting the applicable requirements of Article VI, comply with any additional obligations or standards arising under applicable Laws or Contracts governing the terms and conditions of employment or termination of employment of the Transferred Business Employees.

Section 6.3            Service Credit. As of and after the Closing, Purchaser shall, or shall cause its applicable Affiliate (including any Transferred Entity) to use commercially reasonable efforts to, give each Transferred Business Employee full credit for such Transferred Business Employee’s service prior to the Closing with Parent and its applicable Affiliates (including the Transferred Entities) and their respective predecessors, to the same extent such service is recognized by Parent and its applicable Affiliates (including the Transferred Entities) immediately prior to the Closing (i) for all purposes under any Transferred Entity Benefit Plans, (ii) for purposes of eligibility to participate in and vesting (but not benefit accrual) under each other employee benefit plan, policy or arrangement and (iii) for purposes of benefit accrual for purposes of any paid time off (i.e., vacation, holidays, sick leave and personal days) and severance policy, in each case maintained or made available for the benefit of Transferred Business Employees as of and after the Closing by Purchaser or any of its Affiliates (including the Transferred Entities).

Section 6.4            Health Coverages. Purchaser shall, effective as of the end of the applicable service period under the Transition Services Agreement, cause (and, where applicable, shall use commercially reasonable efforts to cause any third party insurance carrier to) each Transferred Business Employee (and his or her eligible dependents) to be covered by a group health plan or plans that (a) comply with the provisions of Section 6.2, (b) do not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the corresponding group health Parent Benefit Plan or Transferred Entity Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Parent Benefit Plan or Transferred Entity Benefit Plan, and (c) to the extent that such plans are Purchaser group health plans in which such Transferred Business Employee becomes eligible to participate for the first time following the Closing, provide such Transferred Business Employee full credit, for the plan year in which Closing occurs, for any deductible, co-payment or out-of-pocket expenses already incurred by the Transferred Business Employee under the applicable group health Parent Benefit Plan or Transferred Entity Benefit Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Purchaser group health plans, to the same extent provided under the applicable group health Parent Benefit Plan or Transferred Entity Benefit Plan.

Section 6.5            Welfare Plans. Effective as of the Closing, Purchaser or one of its Affiliates shall be responsible for all Liabilities relating to benefits of Transferred Business Employees under the Benefit Plans, arising after the Closing. Parent and its Affiliates (other than the Transferred Entities) shall remain solely responsible for all Liabilities relating to benefits of (a) Former Business Employees and (b) Transferred Business Employees arising on or prior to the Closing, under each Parent Benefit Plan that is a Welfare Plan. Any Former Business Employee who has experienced a qualifying event under the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as codified at Section 601 et seq. of ERISA and at Section 4980B of the Code (“COBRA”) and his or her dependents who are receiving (or timely elect to receive), whether prior to, on or after the Closing Date, benefits pursuant to COBRA under a Parent Benefit Plan as of the Closing shall be permitted to continue receiving benefits pursuant to COBRA under such Parent Benefit Plan following the Closing (which may be administered by Parent or an Affiliate thereof in accordance with the Transition Services Agreement, if applicable) and any Liabilities relating thereto shall be the sole responsibility of Parent and its Affiliates (other than the Transferred Entities).

Section 6.6            Flexible Spending Accounts. Parent and Purchaser shall take all actions necessary or appropriate, and subject to compliance with applicable Law, so that, effective as of the Closing Date, (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the applicable flexible spending plan of Parent or its Affiliates (collectively, the “Parent FSA Plan”) of the Transferred Business Employees who are participants in the Parent FSA Plan shall be transferred to one or more comparable plans of Purchaser (collectively, the “Purchaser FSA Plan”); (ii) the elections, contribution levels and coverage levels of such Transferred Business Employees shall apply under the Purchaser FSA Plan in the same manner as under the Parent FSA Plan; and (iii) such Transferred Business Employees shall be reimbursed from the Purchaser FSA Plan for claims incurred at any time during the plan year of the Parent FSA Plan in which the Closing Date occurs that are submitted to the Purchaser FSA Plan from and after the Closing Date on the same basis and the same terms and conditions as under the Parent FSA Plan. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Parent shall pay Purchaser the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and Purchaser shall pay Parent the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

Section 6.7            Severance and Other Termination Liabilities. In the event that (a) a Business Employee does not continue employment with Purchaser or its Affiliate (including a Transferred Entity) as of or after the Closing for any reason or (b) the transactions contemplated by this Agreement, or any action taken to effectuate the transactions contemplated by this Agreement, in any such case result in a Business Employee being deemed to have incurred a termination of employment despite such Business Employee’s continued employment with Purchaser or its Affiliate (including a Transferred Entity) as of the Closing, which, in either case, result in any obligation, contingent or otherwise, to pay any severance or other compensation or benefits to any Business Employee, or any additional Liability in connection therewith, then Purchaser shall, and shall cause its controlled Affiliates (including the Transferred Entities) to, pay directly or otherwise reimburse and otherwise hold harmless Parent and its Affiliates for all such severance and other compensation, benefits and additional Liabilities.

Section 6.8            Accrued Vacation, Sick Leave and Personal Time. Purchaser will (a) recognize and assume all Liabilities with respect to accrued but unused vacation, sick leave and personal time for all Transferred Business Employees (including, without limitation, any Liabilities to Transferred Business Employees for payments in respect of earned but unused vacation, sick leave and personal time that arise as a result of the transfer of employment contemplated by this Article VI) and (b) allow the Transferred Business Employees to use such vacation, sick leave and personal time in accordance with the applicable Benefit Plan as in effect immediately prior to the Closing Date and honor all previously scheduled vacation, sick leave and personal time of such Transferred Business Employees. Purchaser shall promptly (and, in any event, within ten (10) Business Days following the later of the Closing Date and the date of the applicable payment) reimburse Parent or its applicable Affiliates for any payments made by them to any Transferred Business Employees in respect of earned but unused vacation, sick leave and personal time that become due as a result of the transfer of employment contemplated by this Article VI.

Section 6.9            Cash Incentive Compensation. Purchaser shall assume and bear all Liability for any annual cash incentive compensation payable, under any Benefit Plan or otherwise, to Transferred Business Employees in respect of calendar year 2020, in accordance with the terms thereof (“2020 Annual Bonuses”); provided, however, in no event shall Purchaser pay to such Transferred Business Employees total 2020 Annual Bonuses that are less than the amount accrued in the books and records of Parent or any of its Affiliates in the ordinary course of business, in respect of the 2020 Annual Bonuses through and as of the Closing.

Section 6.10          Retention Agreements. Parent shall solely and exclusively retain the Liability for all payments (the “Retained Payments”) under the retention agreements with Business Employees listed in Section 6.10 of the Parent Disclosure Schedule (the “Retention Agreements”).

Section 6.11          Deferred Compensation. Parent shall retain the Liability for all payments due to any Transferred Business Employee who participates in the Parent Deferred Compensation Plan as of the Closing.

Section 6.12          U.S. Defined Contribution Plans. As soon as reasonably practicable following the Closing, Purchaser shall make available one or more defined contribution plans (collectively, the “Purchaser U.S. DC Plans”) for the benefit of the Transferred Business Employees who participated, as of immediately prior to the Closing, in one or more defined contribution plans maintained by Parent or its Affiliates (other than the Transferred Entities) that are intended to be qualified under Section 401(a) of the Code (collectively, the “Parent U.S. DC Plans”). Parent shall take all corporate action as is necessary to accelerate the vesting of all unvested employer matching contributions in the Parent U.S. DC Plans held by Transferred Business Employees as of immediately prior to Closing. Each such Transferred Business Employee shall be given credit under the respective Purchaser U.S. DC Plan for all service with and compensation from Parent and its Affiliates and their respective predecessors as if it were service with and compensation from Purchaser for purposes of determining eligibility and vesting under each respective Purchaser U.S. DC Plan. The applicable Purchaser U.S. DC Plans shall be tax-qualified in the same manner as the corresponding Parent U.S. DC Plans, and Purchaser shall provide Parent any determination letters or similar documentation evidencing such qualification. Each Purchaser U.S. DC Plan will provide for the receipt in cash from the Transferred Business Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code) from the Parent U.S. DC Plans, including notes corresponding to loans.

Section 6.13          Equity Awards. Following the Closing, Purchaser shall, or shall cause its Affiliate (or a Transferred Entity) to, establish an equity-based incentive program for the benefit of certain Transferred Business Employees, as determined by Purchaser from time to time.

Section 6.14          Immigration Compliance. From and after the date hereof and following the Closing, Purchaser shall, or shall cause its applicable Affiliate to, use commercially reasonable efforts to necessary to process and support visa, green card or similar applications that are in process in respect of Business Employees as of the Closing Date.

Section 6.15          Communications. Prior to the Closing, any employee notices or communication materials (including website postings) from Purchaser or its Affiliates to the Business Employees (other than to the members of management as provided for in Section 5.1(b) of this Agreement), including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review and comment of Parent.

Section 6.16          Franchise Employees. Purchaser agrees that as of and following the Closing Date, Purchaser shall maintain that certain Benefit Plan set forth on Section 6.16 of Parent Disclosure Schedule for the benefit of the individuals described on Section 6.16 of Parent Disclosure Schedule from the Closing until and including December 31, 2020 (with the administration thereof to be provided by Seller pursuant to the Transition Services Agreement).

Section 6.17          Parent Benefit Plans; Transferred Entity Benefit Plans; Other Employee-Related Liabilities. Except with respect to any workers compensation claims that may become due and payable to any Transferred Business Employee or Former Business Employee, or with respect to any Parent equity-based award held by any person (including Parent Equity Awards), as of the Closing, Purchaser and its controlled Affiliates shall assume, and shall cause the Transferred Entities to assume or retain, as the case may be, and shall indemnify and hold Parent and its Affiliates harmless against (a) all Liabilities and other obligations with respect to, the Transferred Entity Benefit Plans, and (b) all Liabilities (including any employment or termination-related Liabilities) in respect of (i) Transferred Business Employees, (ii) Former Business Employees whose last employment prior to the Closing was with a Transferred Entity, and (iii) all Liabilities for Tax withholding and payroll Taxes that may become due and payable in respect of any compensation or benefits to any Transferred Business Employee or Former Business Employee under any Transferred Entity Benefit Plan or other provision of this Agreement, in each case of (a) and (b) above, other than those expressly retained by Parent pursuant to this Article VI.

Section 6.18          No Third Party Beneficiaries. Without limiting the generality of Section 11.5, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Parent Benefit Plan, Transferred Entity Benefit Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by Parent, any Seller, any Transferred Entity, Purchaser or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating any Transferred Entity Benefit Plan or any other benefit plan in accordance with its terms, (c) prevent Purchaser or its Affiliates, on or after the Closing Date, from terminating the employment of any Business Employee, or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of Parent, any Seller, any Transferred Entity, Purchaser or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

Article VII

TAX MATTERS

Section 7.1            Purchase Price Allocation.

(a)          To the extent necessary to prepare bills of sale, transfer agreements, or otherwise to timely comply with the requirements of applicable Law in respect of the sale of any Shares (or other assets), as soon as practicable (but no later than ten (10) days prior to the Closing), Parent shall deliver to Purchaser a proposed preliminary allocation of the relevant portion of the Closing Purchase Price and any other amounts treated as consideration for Tax purposes among each applicable Seller (or other Subsidiary of Parent) that sells, transfers or assigns any relevant Shares (or other assets) (the “Preliminary Allocation”). If Purchaser disagrees with any Preliminary Allocation, Purchaser may, within seven (7) days after delivery of such Preliminary Allocation, deliver a notice to Parent to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed preliminary allocation. Parent and Purchaser shall, following such delivery cooperate in good faith to resolve such dispute prior to the Closing (the items as to which Parent and Purchaser agree, collectively, the “Agreed Preliminary Allocation”).

(b)          No later than ninety (90) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.7, Parent shall deliver to Purchaser a proposed allocation of the Final Purchase Price and any other amounts treated as consideration for Tax purposes among the SMAC Business, each of the Transferred Entities (and any assets that, for Tax purposes, are treated as assets purchased by Purchaser (or its relevant Subsidiaries) pursuant to this Agreement, any Ancillary Agreement and any Local Share Transfer Agreement) determined in a manner that is consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and any other relevant provisions of applicable Tax Law and that reflects any Agreed Preliminary Allocation made pursuant to Section 7.1(a) (“Parent’s Allocation”). If Purchaser disagrees with Parent’s Allocation (for the avoidance of doubt, other than with respect to any Agreed Preliminary Allocation reflected in Parent’s Allocation), Purchaser may, within thirty (30) days after delivery of Parent’s Allocation, deliver a written notice (“Purchaser’s Allocation Notice”) to Parent to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation. If Purchaser’s Allocation Notice is duly delivered, Parent and Purchaser shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Final Purchase Price and any other amounts treated as consideration for Tax purposes. The allocation, as prepared by Parent if no Purchaser’s Allocation Notice has been given or as adjusted pursuant to any agreement between Parent and Purchaser (the “Allocation”), shall be conclusive and binding on the parties hereto absent manifest error; provided, that if Parent and Purchaser are unable to reach such agreement, each of Seller and Purchaser may separately determine the allocation of the Final Purchase Price and other relevant amounts in a manner that reflects, incorporates and is consistent with any Agreed Preliminary Allocation. The Allocation, if any, shall be adjusted, as necessary, to reflect any subsequent adjustments to the purchase price pursuant to Section 7.5 (and any other amounts treated as consideration for Tax purposes). Any such adjustment shall be allocated to the Share, Shares, asset, or assets (if any) to which such adjustment is attributable; provided, that to the extent there are no such assets or shares, such adjustment shall be allocated pro rata among the Shares (and other assets) sold.

(c)          Neither Parent nor Purchaser shall (and they shall cause their respective Affiliates not to) take any position inconsistent with the Allocation or any Agreed Preliminary Allocation on any Tax Return or in any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law).

Section 7.2            Certain Post-Closing Tax Covenants. Purchaser shall (or shall cause its applicable Affiliate to) make a timely election under Section 338(g) of the Code in the manner prescribed by applicable Treasury Regulations with respect to the Canadian Transferred Entity. Except as otherwise provided in the immediately foregoing sentence or as otherwise consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall cause its Affiliates (including the Transferred Entities) not to, (i) make any election under Section 338(g) of the Code (or any comparable election under state, local or foreign Law) with respect to the acquisition of any Transferred Entity, (ii) make any election with respect to any Transferred Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), or change any method of Tax accounting or any Tax accounting period of any Transferred Entity, which election or change would be effective on or prior to the Closing Date, (iii) take any action on the Closing Date after the Closing that is outside the ordinary course of business with respect to the Transferred Entities, any asset that, for Tax purposes, is treated as purchased by Purchaser (or its relevant Subsidiaries) pursuant to this Agreement, any Ancillary Agreement or any Local Share Transfer Agreement, the Business or the SMAC Business, (iv) carry back any item of income, gain, loss, deduction or credit of any Transferred Entity that arises in any taxable period ending after the Closing Date into any taxable period ending on or before the Closing Date, (v) amend or revoke any Tax Return for any taxable period (or portion thereof) ending on or prior to the Closing Date, (vi) affirmatively initiate discussions or examinations with any Taxing authority (including any voluntary disclosures) regarding Taxes or any Tax Return for any taxable period (or portion thereof) ending on or prior to the Closing Date, in the case of clauses (iii), (iv), (v) and (vi), that could reasonably be expected to increase any Tax liability of Parent or any of its Affiliates, including pursuant to this Agreement, or (vii) affirmatively initiate discussions or examinations with any Taxing authority (including any voluntary disclosures) regarding Taxes or any Tax Return relating to any Tax for which Parent is responsible under Section 2.9 or 10.2(a). Each of Parent and Purchaser shall not, and shall cause its Affiliates not to, take any position on any Tax Return or in any Tax Proceeding that is inconsistent with (w) the Closing Structure or the Pre-Closing Restructuring, (x) Parent’s intended Tax treatment that the sale by the UK Transferred Entity of SVM International Services Ltd., a United Kingdom limited company, pursuant to the Pre-Closing Restructuring qualifies for an exemption from Tax imposed by the United Kingdom (and any relevant political subdivision thereof) under the capital gains group relief exemption (s171 TCGA 1992) and an exemption from any stamp duty obligation imposed by the United Kingdom (and any relevant political subdivision thereof) under rules relating to group stamp duty relief or (y) Parent’s intended Tax treatment that the Pre-Closing Restructuring does not give rise to any taxable income, gain or loss or any Tax or withholding Tax Liability under the Tax Laws of China or the United Kingdom (or their respective political subdivisions), in each case, without the written consent of such other party (such consent not to be unreasonably withheld, conditioned or delayed), except, in the case of clause (x) and (y), to the extent more likely than not otherwise required by applicable Tax Law (provided, that such exception shall not apply to clauses (x) or (y) unless Purchaser provides written notice to Parent no less than thirty (30) days prior to the date on which it intends to apply such exception; provided further, however, that Purchaser shall not take any such inconsistent position with respect to clauses (x) or (y) if Parent provides Purchaser (within twenty-one (21) days after receiving written notice from Purchaser pursuant to the immediately preceding proviso) with written tax advice (including e-mail) from a nationally recognized accounting or law firm that the inconsistent position is not more likely than not required by applicable Tax Law) unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law). Without modifying the foregoing, if Parent notifies Purchaser in writing of such position in reasonable detail no less than forty-five (45) days prior to the due date of the applicable Tax Return, Purchaser shall not, and shall cause its Affiliates not to, take any position on any Tax Return or in any Tax Proceeding that is inconsistent with any position taken by any member of the Parent Group on any Tax Return with respect to the Pre-Closing Restructuring (or a position taken by any member of the Parent Group that no Tax Return is required with respect to an aspect of the Pre-Closing Restructuring), except, to the extent more likely than not otherwise required by applicable Tax Law (provided, that such exception shall not apply unless Purchaser provides written notice to Parent no less than thirty (30) days prior to the date on which it intends to apply such exception; provided further, however, that Purchaser shall not take any such inconsistent position if Parent provides Purchaser (within twenty-one (21) days after receiving written notice from Purchaser pursuant to the immediately preceding proviso) with written tax advice (including e-mail) from a nationally recognized accounting or law firm that the inconsistent position is not more likely than not required by applicable Tax Law) unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law).

Section 7.3            Cooperation and Exchange of Information.

(a)          Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in connection with (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes, (iii) conducting any Tax Proceeding or (iv) the Pre-Closing Restructuring. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b)          Each party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities or assets for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense.

(c)          (A) Purchaser shall be responsible for the preparation and filing of any Tax Return required to be filed by a Transferred Entity after the Closing (and any Tax Return claiming any refund permitted to be claimed by a Transferred Entity, but not any Parent Tax Return). In the case of any such Tax Return for a taxable period ending on or before the Closing Date, for any taxable period that begins on or before the Closing Date and ends after the Closing Date or that would reflect any Taxes for which Parent is reasonably expected to be responsible pursuant to Section 10.2 or Pre-Closing Income Taxes which would be taken into account in the determination of Indebtedness on the Final Closing Statement or any refunds (or reductions in Tax or credits) to which Parent is entitled hereunder, Purchaser shall deliver such Tax Return to Parent for its review and comment no later than thirty (30) days prior to the due date therefor (taking into account extensions) (or, in the case of any Tax Return due less than thirty (30) days following the Closing Date, as soon as reasonably practicable following the Closing Date), and Purchaser shall consider in good faith any reasonable comments received from Parent with respect to such Tax Return and shall not unreasonably reject any such comments received from Parent; provided, that if Purchaser does not agree with any comments received from Parent with respect to such Tax Return, it shall so inform Parent in writing, and any disputes relating to such Tax Return that remain may be submitted by a party to the Independent Accounting Firm in substantial accordance with the procedures set forth in Section 2.6(c) and Section 2.6(d) for resolution, consistent with the terms of this Agreement (such resolution to occur prior to the date of filing of such Tax Return if reasonably practicable), and the Independent Accounting Firm’s decision shall be conclusive and binding on the parties. (B) Parent shall be entitled to, and Purchaser shall pay over to Parent, any refunds (or reductions in Tax or credits in lieu of a refund) (i) of Tax of any Transferred Entity relating to any Retained Business, (ii) of any Pre-Closing Income Taxes or other Taxes to the extent such Pre-Closing Income Taxes or other Taxes were taken into account in the determination of Indebtedness or Working Capital, respectively, on the Final Closing Statement as a liability (thereby increasing Indebtedness or decreasing Working Capital, as applicable) and (iii) of Taxes reportable on a Parent Tax Return and of any Parent Taxes or Taxes described in Section 2.9; provided, that any such refunds (or reductions in Tax or credits in lieu of a refund) of Taxes payable to Parent by Purchaser or any of its Affiliates shall be net of any costs incurred by Purchaser and its Affiliates in obtaining such refunds (or reductions in Tax or credits in lieu of a refund) and any Taxes imposed thereon. Parent shall pay over to Purchaser the amount of any refunds (or reductions in Tax or credits in lieu of a refund) of Taxes taken into account in the determination of Indebtedness or Working Capital, respectively, on the Final Closing Statement as an asset (thereby reducing Indebtedness or increasing Working Capital, as applicable, it being agreed and understood that a refund, reduction in Tax or credit in lieu of a refund shall not be considered to have reduced Indebtedness if Indebtedness would have been zero with or without such refund, reduction in Tax or credit) to the extent the amount of such refunds (or reductions in Tax or credits in lieu of a refund) received by Purchaser or its Affiliates (it being agreed and understood that the first refunds, reductions in Tax and credits in lieu of a refund received by Purchaser or its Affiliates after the Closing shall be considered to be the refunds, reductions in Tax or credits taken into account in the determination of Indebtedness or Working Capital) with respect to the taxable year ending on or before the one year anniversary of the Closing (or the immediately following taxable year) is less than the amount of such refunds (or reductions in Tax or credits in lieu of a refund) taken into account in the determination of Indebtedness or Working Capital, respectively, on the Final Closing Statement. Purchaser shall pay to Parent any amount due under this Section 7.3(c)(B) with respect to a refund of Taxes within five (5) Business Days of receiving the applicable Tax refund. Parent and Purchaser, as applicable, shall pay any other amount due under this Section 7.3(c)(B) within five (5) Business Days of filing the applicable Tax Return (but no earlier than the date that the relevant amount may be determined under the above provisions of this Section 7.3(c)(B)).

(d)          Notwithstanding anything to the contrary in this Agreement, in no event shall Parent or any Seller be required to provide any Person with any Tax Return or copy of any Tax Return of (i) Parent or any member of the Parent Group or (ii) any affiliated, consolidated, combined, unitary, aggregate or similar group that includes Parent or any member of the Parent Group (a “Parent Tax Group”, and such a Tax Return described in clause (i) or (ii), a “Parent Tax Return”).

Section 7.4            Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which solely any of the Transferred Entities, on the one hand, and solely any member(s) of the Parent Group, on the other hand, are parties, shall terminate, and neither any member of the Parent Group, on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

Section 7.5            Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Parent, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all payments under Section 2.7, Section 2.9, Section 6.6, Section 6.17, Section 7.3(c)(B) and Article X as an adjustment to the purchase price for Tax purposes.

Section 7.6            Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser shall pay, when due, and be responsible for, any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement (for the avoidance of doubt, excluding the Pre-Closing Restructuring) (“Transfer Taxes”). The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Parent and Purchaser shall, and shall cause their respective Affiliates to, cooperate with respect to the timely preparation and filing of any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Article VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1            Conditions to Obligation of Each Party to Close. The respective obligations of each party to effect the Sale shall be subject to the satisfaction at or prior to the Closing of the following conditions (any of which may be waived, in whole or in part, by the mutual written agreement of Parent and Purchaser to the extent permitted by applicable Law):

(a)          Regulatory Approvals. Any waiting period applicable to the consummation of the Sale under the HSR Act shall have expired or been terminated.

(b)          No Injunctions. No Governmental Entity of competent authority and jurisdiction shall have issued an Order or enacted a Law that remains in effect and makes illegal or prohibits the consummation of the Sale (collectively, the “Legal Restraints”).

Section 8.2            Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the Sale shall be subject to the satisfaction at or prior to the Closing of all of the following conditions (any of which may be waived, in whole or in part, by Purchaser):

(a)           Representations and Warranties. (i) The representations and warranties of Parent set forth in Section 3.1 (Organization and Qualification), Section 3.3 (Authority Relative to this Agreement) and Section 3.20 (Brokers) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of Parent set forth in Section 3.18 (Sufficiency of Assets) shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct are not, individually or in the aggregate, material to the Business, taken as a whole, (iii) the representations and warranties of Parent set forth in Section 3.2 (Capitalization of the Transferred Entities) shall be true and correct in all but de minimis respects as of the Closing Date as if made on and as of the Closing Date, other than the penultimate sentence of Section 3.2 (Capitalization of the Transferred Entities) which shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date, (iv) the representations and warranties of Parent set forth in Section 3.6(b) (Absence of Certain Changes or Events) shall be true and correct as of the Closing Date as if made on and as of the Closing Date and (v) each of the other representations and warranties of Parent contained in Article III shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (A) in each case of clauses (i), (ii), (iii) and (v), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (v), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)          Covenants and Agreements. (i) The covenants and agreements of Parent to be performed on or before the Closing Date in accordance with this Agreement (other than the covenants and agreements contained in Section 5.25(b), which is subject to the following clause (ii)) shall have been performed in all material respects and (ii) the covenants and agreements of Parent contained in Section 5.25(b) shall have been performed in all respects.

(c)          Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.

Section 8.3            Conditions to Parent’s Obligation to Close. The obligations of Parent to effect the Sale shall be subject to the satisfaction at or prior to the Closing of all of the following conditions (any of which may be waived, in whole or in part, by Parent):

(a)          Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority Relative to this Agreement), Section 4.5 (Brokers) (collectively and together with the representations and warranties of Purchaser set forth in Section 4.8 (Solvency), the “Purchaser Fundamental Representations”) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of Purchaser set forth in Section 4.8 (Solvency) shall be true and correct as of the Closing Date as if made on and as of the Closing Date and (iii) each of the other representations and warranties of Purchaser contained in Article IV shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (A) in each case of clauses (i), (ii) and (iii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)          Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)          Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

Article IX

TERMINATION

Section 9.1            Termination. This Agreement may be terminated at any time prior to the Closing:

(a)          by mutual written consent of Parent and Purchaser;

(b)          by either Parent or by Purchaser, if:

(i)           the Closing shall not have occurred on or before December 31, 2020 (the “Outside Date”);

(ii)          Parent (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Parent) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a) or Section 8.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is sixty (60) days from the date that the breaching or non-performing party is notified in writing by the other party of such breach or failure to perform; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party if such party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement; or

(iii)         any Legal Restraint permanently preventing or prohibiting consummation of the Sale shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall have complied with its obligations under this Agreement, including Section 5.3, with respect to any such Legal Restraint;

(c)          by Parent, if (i) all of the conditions in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing and that would be satisfied if there were a Closing) have been satisfied or waived, (ii) Parent has notified Purchaser in writing at least two (2) Business Days prior to such termination that Parent is ready, willing and able to consummate the Closing, and (iii) Purchaser has failed to consummate the Closing within two (2) Business Days after the date by which the Closing is supposed to have occurred pursuant to Section 2.3.

Section 9.2            Notice of Termination. In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating party to the other.

Section 9.3            Effect of Termination; Purchaser Termination Fee.

(a)          In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement, except as set forth in the Confidentiality Agreement, the second sentence of Section 5.3(e), the second to last sentence of Section 5.15(d), and this Section 9.3; provided, that termination of this Agreement shall not relieve (x) Parent from Liability for Willful Breach of this Agreement and (y) Purchaser from Liability pursuant to and in accordance with the terms of Section 9.3(b) and 9.3(c). Notwithstanding anything to the contrary contained herein, Section 5.2(a), the second sentence of Section 5.3(e), the second to last sentence of Section 5.15(d), this Section 9.3 and Article XI (General Provisions) shall survive any termination of this Agreement.

(b)          Purchaser shall pay to Parent (or its designee) Ninety Seven Million Dollars ($97,000,000) (the “Purchaser Termination Fee”) if:

(i)           Parent terminates this Agreement pursuant to Section 9.1(b)(ii) or Section 9.1(c); or

(ii)          this Agreement is terminated pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and, at the time of termination, Parent would have been entitled to terminate this agreement pursuant to Section 9.1(b)(ii) or Section 9.1(c).

(c)          The Purchaser Termination Fee due under Section 9.3(b) shall be paid within two (2) Business Days after such termination, by wire transfer of same day funds to the account specified in writing by Parent. If Purchaser fails to pay the Purchaser Termination Fee when due, Purchaser will reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by Parent of its rights under this Section 9.3 (collectively, the “Collection Fees and Expenses”) within two (2) Business Days after Parent provides Purchaser with a notice of such Collection Fees and Expenses. If Purchaser fails to pay any amount when due pursuant to this Section 9.3, then Purchaser shall pay or cause to be paid to Parent (or its designee) the amount due, together with interest accruing daily on such amount from the date on which such payment was due at an annual rate equal to the prime rate set forth in The Wall Street Journal in effect on the date such payment was due plus five percent (5%).

(d)          Each of the parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties would not enter into this Agreement. The parties acknowledge and hereby agree that the Purchaser Termination Fee if, as and when paid pursuant to this Section 9.3, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Parent such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Sale, which amount would otherwise be impossible to calculate with precision. Payment of the Purchaser Termination Fee pursuant to Section 9.3(b), and the other amounts expressly set forth in Section 9.3(c), shall be the sole and exclusive remedy of Parent, the Sellers and their Affiliates following the termination of this Agreement. In no event shall Purchaser be required to pay to Parent (or its designee) more than one (1) Purchaser Termination Fee pursuant to this Agreement.

Section 9.4            Extension; Waiver. At any time prior to the Closing, either Parent, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Article X

INDEMNIFICATION

Section 10.1          Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties of Parent contained in this Agreement and in any certificate delivered hereunder shall not survive the Closing and shall terminate at the Closing. The covenants and other agreements contained in this Agreement that are to be performed prior to the Closing shall survive the Closing until the date that is twelve (12) months after the Closing Date, and written notice of any claim for breach of such covenant or agreement must be given by Purchaser to Parent or by Parent to Purchaser, as applicable, in accordance with the provisions hereof prior to such date. The covenants and agreements contained in this Agreement that are to be performed at or after the Closing shall survive the Closing until fully performed in accordance with their respective terms.

Section 10.2          Indemnification by Parent.

(a)          Subject to the provisions of this Article X, effective as of and after the Closing, Parent shall indemnify and hold harmless Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses actually incurred or suffered by any of the Purchaser Indemnified Parties (i) to the extent arising out of or resulting from any breach of any covenant or agreement of Parent contained in this Agreement, (ii) which are Liabilities of, or to the extent arising out of or relating to, the Retained Business, whether any such Liability arises before or after Closing, is known or unknown, or contingent or accrued, except, in each case, as otherwise set forth in this Agreement, (iii) which are Taxes, and any reasonable costs related thereto, (A) imposed on or in connection with any step taken in the Pre-Closing Restructuring or any action taken by any member of the Parent Group or Transferred Entity pursuant to Section 5.7 or Section 5.8 (for the absence of doubt, to the extent such Taxes are for a taxable period or portion thereof ending on or before the Closing Date) or (B) reportable on a Parent Tax Return, (iv) from any claims brought by a third party against Purchaser, any of the Transferred Entities or any of their respective Affiliates to the extent resulting from the Parent Group’s continued use of any Business Names or ServiceMaster Names following the Closing, whether or not in compliance with Section 5.13 and (v) from any derivative, direct or other Actions brought by or on behalf of Parent stockholders, whether or not relating to the Transferred Entities or the Business, against any member of the Parent Group relating to or resulting from the entry into this Agreement or the transactions contemplated hereby or relating to the reports, schedules, forms, statements and other documents filed by Parent with, or furnished to, the SEC, or in respect of fluctuations in the stock price of Parent.

(b)          Notwithstanding anything to the contrary herein, Parent shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses to the extent the related Liabilities were reflected in, reserved for or taken into account in the determination of Working Capital or Indebtedness on the Final Closing Statement or were reflected or reserved for in the Business Financial Statements.

(c)          Notwithstanding anything to the contrary herein, the cumulative indemnification obligations of Parent under Section 10.2(a)(i) shall in no event exceed, in aggregate, the Closing Purchase Price (the “Overall Cap”).

Section 10.3          Indemnification by Purchaser.

(a)           Subject to the provisions of this Article X, effective as of and after the Closing, Purchaser and the Transferred Entities shall indemnify and hold harmless Parent, the Sellers and their respective Affiliates (collectively, the “Parent Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Parent Indemnified Parties, (i) to the extent arising out of or resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement and (ii) which are Liabilities of, or to the extent arising out of or relating to, the Transferred Entities, the Business or the Business Leased Real Property (other than any Taxes described in Section 10.2(a)(iii)), in each case including the ownership, occupation, use or maintenance thereof by the Transferred Entities, Purchaser or its other Subsidiaries, and any Liability to the extent reflected in, reserved for or taken into account in the determination of Working Capital or Indebtedness on the Final Closing Statement, in each case, whether any such Liability arises before or after Closing, is known or unknown, or contingent or accrued, except, in each case, as otherwise set forth in this Agreement.

(b)          Notwithstanding anything to the contrary herein, the cumulative indemnification obligations of Purchaser under Section 10.3(a)(i) shall in no event exceed, in aggregate, the Overall Cap.

Section 10.4          Indemnification Procedures.

(a)          A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X, except to the extent the Indemnifying Party is prejudiced by such failure, it being agreed that any such notice must describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand, matter or circumstance (in each case, to the extent reasonably known at such time), the provisions of this Agreement pursuant to which indemnification may be sought and an estimate of the Indemnified Party’s Losses and must be delivered prior to the expiration of any applicable survival period specified in Section 10.1.

(b)          Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.2 or Section 10.3 (other than a Third Party Claim that (i) relates to Taxes, such Third Party Claims being governed by Section 10.4(c) and (d), or (ii) seeks solely an injunction or other equitable relief against the Business, a Transferred Entity or any of their Affiliates), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided, that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.4(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants. Purchaser or Parent, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate, for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided, that such settlement or judgment does not involve any injunctive relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party, such settlement or judgment provides for a full and unconditional release of the Indemnified Party and its Affiliates and the entire amount of such Loss arising from such settlement or judgment is indemnified by the Indemnifying Party. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, delayed or conditioned).

(c)          Notwithstanding the foregoing provisions of this Section 10.4: If a Third Party Claim includes or could reasonably be expected to include both a claim for Taxes for which Parent is responsible pursuant to Section 10.2 (“Parent Taxes”) and a claim for Taxes for which Purchaser is responsible pursuant to Section 10.3 (“Purchaser Taxes,” and such a Third Party Claim, a “Mixed Tax Claim”), Parent and Purchaser shall use commercially reasonable efforts to sever such Third Party Claim into separate Tax Proceedings relating to Parent Taxes and Purchaser Taxes, respectively. If such Third Party Claim is not so severable, Parent (if the claim(s) for Parent Taxes exceeds or reasonably could be expected to exceed in amount the claim(s) for Purchaser Taxes) or otherwise Purchaser (Parent or Purchaser, as the case may be, the “Tax Controlling Party”), shall be entitled to control the defense of such Third-Party Claim (such Third-Party Claim, a “Tax Claim”). In such case, (i) the other party (the “Tax Non-Controlling Party”) shall be entitled to participate fully (at the Tax Non-Controlling Party’s sole cost and expense) in the conduct of such Tax Claim, (ii) the Tax Controlling Party shall provide the Tax Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Claim, (iii) the Tax Controlling Party shall consult with the Tax Non-Controlling Party before taking any significant action in connection with such Tax Claim, (iv) the Tax Controlling Party shall consult with the Tax Non-Controlling Party and offer the Tax Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Claim, (v) the Tax Controlling Party shall defend such Tax Claim diligently and in good faith as if it were the only party in interest in connection with such Tax Claim, and (vi) the Tax Controlling Party shall not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of the Tax Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. The reasonable costs and expenses of conducting the defense of such Tax Claim shall be reasonably apportioned based on the relative amounts of the claim for Parent Taxes and Purchaser Taxes. Parent shall be entitled to control any Third Party Claim relating to a Separate Tax Return of a Transferred Entity (and any portion of a severable Mixed Tax Claim) that includes or would reasonably be expected to include solely Parent Taxes; provided that Parent shall not settle such Third Party Claim (or portion thereof) without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) in a manner that would be legally binding with respect to Purchaser Taxes.

(d)          Notwithstanding any of the foregoing, Parent shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Parent Tax Return.

Section 10.5          Exclusive Remedy; No Recourse.

(a)          Purchaser and Parent acknowledge and agree that, except (i) in connection with Actual Fraud, (ii) with respect to the matters covered by Section 2.5 through 2.7, (iii) as provided by Section 5.1, Section 5.5(c), Section 5.9(a), Section 5.10(c), Section 5.17, Section 5.23(c) and (b), Section 6.7, and the second to last sentence of Section 5.15(d), (iv) as provided by Section 5.24, and (v) for the parties’ right to seek and obtain any equitable relief pursuant to Section 11.11, from and after the Closing, the indemnification provisions of Section 10.2 and Section 10.3 shall be the sole and exclusive remedies of Parent and Purchaser for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) that either party may at any time suffer or incur, or become subject to, as a result of, or in connection with the Sale or the other transactions contemplated hereby, including any breach of any representation, warranty, covenant or agreement in this Agreement or the Local Share Transfer Agreements (but excluding the other Ancillary Agreements and the Confidentiality Agreement). Without limiting the generality of the foregoing, Purchaser hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled.

(b)          Notwithstanding anything to the contrary herein, Purchaser, on behalf of itself, its Affiliates (including, from and after the Closing, the Transferred Entities) and its and its Affiliates’ respective officers, directors, employees, members, partners, stockholders, other equity holders, representatives and agents, and their respective successors and assigns (collectively, but excluding Purchaser, the “Purchaser Related Parties”) hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action against, and shall have no recourse of any kind to any of Parent’s Affiliates or any of Parent’s or any of its Affiliates’ respective officers, directors, employees, members, partners, stockholders, equity holders, representatives or agents, and their respective successors and assigns (collectively, but excluding Parent, the “Parent Related Parties”) under any theory of law or equity, including under any control person liability theory, for any Losses relating to or arising from any actual or alleged breach of any representation, warranty, covenant or agreement set forth in this Agreement (or any certificate or other document delivered hereunder) or in connection with this Agreement or the Sale or the other transactions contemplated hereby, including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, covenants or obligations set forth in this Agreement (or any certificate or other document delivered hereunder), the subject matter of this Agreement, the ownership, operation, management, use or control of the Business or any of the Transferred Entities prior to the Closing, any of their respective assets or liabilities, or any actions or omissions at or prior to the Closing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law.

(c)          Notwithstanding anything to the contrary herein, Parent, on behalf of itself and the Parent Related Parties hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action against, and shall have no recourse of any kind to any of the Purchaser Related Parties under any theory of law or equity, including under any control person liability theory, for any Losses relating to or arising from any actual or alleged breach of any representation, warranty, covenant or agreement set forth in this Agreement (or any certificate or other document delivered hereunder) or in connection with this Agreement or the Sale or the other transactions contemplated hereby, including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, covenants or obligations set forth in this Agreement (or any certificate or other document delivered hereunder), the subject matter of this Agreement, any of their respective assets or liabilities, or any actions or omissions at or prior to the Closing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, except, in each case, pursuant to the Equity Commitment Letter, the Limited Guaranty or any other Ancillary Agreement pursuant to, and subject to, the terms and conditions set forth herein and therein.

(d)          Parent and Purchaser agree that the limits imposed on remedies with respect to this Agreement and the transactions contemplated hereby constitute an integral part of the consideration provided to Parent hereunder, were specifically bargained for between sophisticated parties and their respective counsel and were specifically taken into account in the determination of the amounts to be paid to Parent hereunder.

Section 10.6          Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Losses shall be (a) reduced by any cash Tax benefits (whether in the form of a reduction in Taxes payable, a cash Tax refund or a credit in lieu of a Tax refund), determined on a “with and without” basis, actually realized by the Indemnified Party or its Affiliates in connection with the incurrence of such Loss in the taxable year of such Loss or the following six (6) taxable years and (b) reduced by the amount of any third-party insurance or reimbursement proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if such cash Tax benefit or proceeds in respect of such facts is received or are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, the amount of such cash Tax benefit or proceeds shall be promptly remitted to the Indemnifying Party to the extent such reduction of the Losses would have reduced the Indemnifying Party’s indemnification obligations), and the Indemnified Party shall use, and cause its Affiliates to use, reasonable best efforts to seek full recovery under all insurance and other indemnity and reimbursement provisions covering such Losses to the same extent as it would if such Losses were not subject to indemnification hereunder. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights or claims which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights or claims to the Indemnifying Party or, where such assignment is not permitted, use commercially reasonable efforts to recover in respect of such rights or claims against the third parties on behalf of the Indemnifying Party.

Section 10.7          Limitation of Liability. In no event shall any Indemnifying Party have Liability to any Indemnified Party for, and Losses shall not be deemed to include, any consequential, special, incidental, exemplary, indirect, punitive or similar damages, or for any loss of future revenue, profits or income, or for any diminution in value damages measured as a multiple of earnings, revenue or any other performance metric, except for any such damages to the extent actually awarded by a court of competent jurisdiction and paid to a third party. No Indemnified Party shall have any right to assert any claim against any Indemnifying Party with respect to any Loss to the extent such alleged Loss is a possible or potential Loss the Indemnified Party believes may be asserted rather than an actual Loss that has, in fact, been actually paid or incurred by such Indemnified Party. Neither the Purchaser Indemnified Parties, on the one hand, nor the Parent Indemnified Parties, on the other hand, shall be entitled to recover more than once in respect of any Loss. Notwithstanding any other provision of this Agreement, in no event shall any Indemnified Party be entitled to indemnification pursuant to this Article X to the extent any Losses were attributable to such Indemnified Party’s own fraud, gross negligence or willful misconduct.

Section 10.8          Mitigation. Each of the parties agrees to use, and to cause its Affiliates to use, its reasonable best efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, provided, that the reasonable costs of such mitigation may be Losses hereunder, and no Indemnifying Party shall be liable for any Losses to the extent they arise out of or result from the Indemnified Party’s failure to use reasonable best efforts to mitigate such Losses.

Article XI

GENERAL PROVISIONS

Section 11.1          Interpretation; Absence of Presumption.

(a)          It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Parent Disclosure Schedule or the Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Business Material Adverse Effect or a Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Parent Disclosure Schedule or the Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Parent Disclosure Schedule or the Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have a Business Material Adverse Effect or a Purchaser Material Adverse Effect for purposes of this Agreement.

(b)          For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars, and any amounts that are denominated in a foreign currency shall be deemed to be converted into U.S. dollars at the applicable exchange rate in effect at 9:00 a.m. New York City time (as reported by Bloomberg L.P.), on the date for which such U.S. dollar amount is to be calculated, except as otherwise provided herein; (v) the word “including” and words of similar import when used in this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements shall mean “including, without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) Parent and Purchaser have each participated in the negotiation and drafting of this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements and if an ambiguity or question of interpretation should arise, this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement, the Ancillary Agreements or the Local Share Transfer Agreements; (x) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided, that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xi) references to any Contract are to that Contract, as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof to the extent made available to Purchaser prior to the date hereof; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (xv) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Entities. In the event of any conflict or inconsistency between the terms of this Agreement, any Ancillary Agreement and ant Local Share Transfer Agreement, this Agreement will control.

(c)          Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Parent Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Parent Disclosure Schedule or the Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent on its face.

Section 11.2          Headings; Definitions. The Section and Article headings contained in this Agreement, the Ancillary Agreements and the Local Share Transfer Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement, the Ancillary Agreements or the Local Share Transfer Agreements.

Section 11.3          Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)          This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County (and in each case, appellate courts therefrom), in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County (and in each case, appellate courts therefrom). Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.7.

(b)          EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE LOCAL SHARE TRANSFER AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT, ANY ANCILLARY AGREEMENT, ANY LOCAL SHARE TRANSFER AGREEMENT, THE CONFIDENTIALITY AGREEMENT OR RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3(b). NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3(b) WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.4          Entire Agreement. This Agreement, together with the Ancillary Agreements and the Local Share Transfer Agreements and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 11.5          No Third Party Beneficiaries. Except for Section 5.1(a), Section 5.5(b), Section 5.9, Section 5.10(b), Section 5.15(d), Section 5.17, Section 5.23, Section 10.2, Section 10.3, Section 10.5(c) and Section 11.13 in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 11.6          Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal, investment banker, accountant and other advisory costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses; provided, that any such costs or expenses of any legal, investment banker (including Lazard), accountant or other third-party advisors engaged prior to Closing by any member of the Parent Group or any Transferred Entity and incurred at or prior to Closing by a Transferred Entity in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by Parent.

Section 11.7          Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or by electronic mail (“e-mail”) transmission (so long as a receipt of such e-mail is requested and received), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)           If to Parent:

c/o ServiceMaster Global Holdings, Inc.

150 Peabody Place,

Memphis, Tennessee 38103
Attention: Michael C. Bisignano

E-mail:     michael.bisignano@servicemaster.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Karessa L. Cain
E-mail:     KLCain@wlrk.com

(b)          If to Purchaser:

RW Purchaser LLC
c/o Roark Capital Group
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309-3521
Attention: Stephen D. Aronson

E-mail:     sda@roarkcapital.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention: Jeffrey D. Marell

                 Sarah Stasny

E-mail:     jmarell@paulweiss.com

                 sstasny@paulweiss.com

Section 11.8          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and assigns; provided, that no party to this Agreement may directly or indirectly assign (whether by operation of Law or otherwise) any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other party to this Agreement; provided, however, that Purchaser shall be permitted to collaterally assign its rights and remedies under this Agreement to any lender to Purchaser or their Affiliates (and their successors and assigns) in respect of financing arrangements entered into in connection with the transactions contemplated hereby, and Purchaser shall be entitled to assign any or all of its rights hereunder without obtaining the consent of Parent to one or more of its Affiliates, in each case, which such assignment shall not relieve Purchaser of its obligations hereunder.

Section 11.9          Amendments and Waivers. This Agreement may not be modified or amended, except by an instrument or instruments in writing signed by each party. Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.10        Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11        Specific Performance.

(a)          The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity; provided, that the only Liability pursuant to this Agreement and the Ancillary Agreements for money damages of Purchaser and its Affiliates prior to the Closing shall be pursuant to Section 9.3, the second sentence of Section 5.3(e), and the second to last sentence of Section 5.15(d). Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. The parties acknowledge and agree that the limitations on remedies of the parties following termination of this Agreement set forth in Section 9.3 shall not limit the right of Parent to obtain specific performance pursuant to this Section 11.11 and that Parent is entitled to seek specific performance under this Agreement and under the Equity Commitment Letter to cause the Equity Investors to fund the Closing Purchase Price and the Final Purchase Price, subject to Section 11.3(b).

(b)          Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that Purchaser has an obligation hereunder to cause the Equity Financing to be funded by exercising its rights under the Equity Commitment Letter, subject to the requirements set forth below and the terms and conditions herein and therein, and that the right of Parent to specific performance in connection with enforcing the rights of Purchaser under the Equity Commitment Letter will be subject to the requirements that (i) all of the conditions in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and that would be satisfied if there were a Closing); (ii) the Debt Financing has been funded or will be funded in full at the Closing if the Equity Financing is funded at the Closing; (iii) Parent has confirmed in a written notice to Purchaser that if specific performance is granted and the Equity Financing and Debt Financing are funded, then except as otherwise provided in Section 2.8(b) with respect to any Deferred Closing Jurisdiction, Parent is ready, willing and able to consummate the Closing; and (iv) Purchaser has failed to consummate the Closing within two (2) Business Days after the date by which the Closing is supposed to have occurred pursuant to Section 2.3.

Section 11.12        Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)          Purchaser waives and will not assert, and agrees to cause its Subsidiaries, including the Transferred Entities, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Parent, any of its Affiliates or any shareholder, officer, employee or director of Parent or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements, the Local Share Transfer Agreements or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing Parent or any of its Affiliates in connection with this Agreement, the Ancillary Agreements, the Local Share Transfer Agreements or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (the “Current Representation”).

(b)          Purchaser waives and will not assert, and agrees to cause its Subsidiaries, including the Transferred Entities, to waive and not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Subsidiaries, and following the Closing, with any Transferred Entity (including in respect of any claim for indemnification by Purchaser), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Parent and that Parent, and not Purchaser, its Subsidiaries or the Transferred Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after Closing, none of Purchaser, its Subsidiaries or the Transferred Entities shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Parent and not of Purchaser, its Subsidiaries or the Transferred Entities, or to internal counsel relating to such engagement, and none of Purchaser, its Subsidiaries, the Transferred Entities or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Parent.

Section 11.13        Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each of Parent and Purchaser (in the case of Purchaser, other than with respect to clause (g)), in each case, on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon Parent or its controlled Affiliates in any such proceeding shall be effective if notice is given in accordance with Section 11.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to Parent or any of its controlled Affiliates (in each case, other than Purchaser’s Affiliates) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (except, after giving effect to the Closing, to the Transferred Entities in accordance with the final documentation contemplated by the Debt Financing) and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.13, and that such provisions shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Entities.

Section 11.14        No Admission. Nothing herein shall be deemed an admission by Purchaser, Parent or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Parent or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 11.15        Release.

(a)          Effective as of the Closing, Purchaser, on behalf of itself and each Purchaser Related Party, hereby irrevocably, unconditionally and completely waives and releases and forever discharges, to the fullest extent permitted by applicable Law, Parent and each Parent Related Party (other than any Business Employee) (such released Persons, the “Parent Releasees”), in each case relating to the Business and from all demands, proceedings, causes of action, suits, accounts, covenants and liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances, actions or omissions taken or not taken by the Parent Releasees, the Business or the Transferred Entities, or any of their respective Affiliates, officers, directors, employees, managers, members, partners, stockholders, other equityholders, representatives or agents, in each case, at or prior to the Closing. Purchaser shall not make, and Purchaser shall not permit any Purchaser Related Party to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Parent Releasees with respect to any Liabilities released pursuant to this Section 11.15.

(b)          Effective as of the Closing, Parent, on behalf of itself and each Parent Related Party, hereby irrevocably, unconditionally and completely waives and releases and forever discharges, to the fullest extent permitted by applicable Law, Purchaser and each Purchaser Related Party (such released Persons, the “Purchaser Releasees”), in each case relating to the Business and from all demands, proceedings, causes of action, suits, accounts, covenants and liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances, actions or omissions taken or not taken by the Purchaser Releasees, the Business or the Transferred Entities, or any of their respective Affiliates, officers, directors, employees, managers, members, partners, stockholders, other equityholders, representatives or agents, in each case, at or prior to the Closing. Parent shall not make, and Parent shall not permit any Parent Related Party to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Purchaser Releasees with respect to any Liabilities released pursuant to this Section 11.15.

(c)          Notwithstanding the foregoing, Section 11.15(a) shall not constitute a release from or waiver of (i) claims against Parent for Actual Fraud or (ii) any remedy expressly available to Purchaser pursuant to Section 10.5(a) or pursuant to any Ancillary Agreements. Notwithstanding the foregoing, Section 11.15(b) shall not constitute a release from or waiver of (i) claims against Purchaser for Actual Fraud or (ii) any remedy expressly available to Parent pursuant to Section 10.5(a) or pursuant to any Ancillary Agreements.

Section 11.16        Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

SERVICEMASTER GLOBAL HOLDINGS, INC.

By:	/s/ Dion Persson
Name: Dion Persson
Title: SVP, Business Development
Time: 4:15 p.m., Eastern Time, September 1, 2020

[Signature Page to Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

RW PURCHASER LLC

By:	/s/ Stephen D. Aronson
Name: Stephen D. Aronson
Title: Vice President, Secretary and General Counsel
Time: 4:15 p.m., Eastern Time, September 1, 2020

[Signature Page to Purchase Agreement]